Execution Copy

SECURITIES PURCHASE AGREEMENT

by and between

LANTRONIX, INC.,

as Purchaser,

and

COMMUNICATIONS SYSTEMS, INC.,

as Seller

April 28, 2021

4.21	Permits and Licenses	25
4.22	Anti-Corruption	25
4.23	Books and Records	26
4.24	Disclaimer of Other Representations and Warranties	26

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		27
5.1	Organization, Power and Authorization	27
5.2	Binding Effect and Noncontravention	27
5.3	Brokers	27
5.4	Litigation	27
5.5	Investment	28
5.6	Financing	28
5.7	No Beneficial Ownership of Seller	29
5.8	Independent Investigation; No Reliance	29

ARTICLE VI INTERIM PERIOD COVENANTS		30
6.1	Conduct of the Companies.	30
6.2	No-Solicitation.	31
6.3	Proxy Statement.	36
6.4	Seller Shareholder Approval	36
6.5	Access to Books and Records	36
6.6	Interim Period Public Disclosure	36
6.7	Notification of Breaches	36
6.8	Efforts to Consummate	36
6.9	Financing Cooperation	37

ARTICLE VII ADDITIONAL COVENANTS		38
7.1	Non-Competition	38
7.2	Employee Matters	39
7.3	Record Retention	41
7.4	Further Assurances	41
7.5	Insurance; Organizational Documents	41
7.6	Certain Tax Matters	42
7.7	Transaction Litigation	45
7.8	Confidentiality	45
7.9	Release	45
7.10	Seller Stock Awards	46
7.11	Real Property Lease	46

ARTICLE VIII CONDITIONS TO CLOSING		46
8.1	Conditions to the Obligations of Each Party	46
8.2	Conditions to the Obligations of Seller	47
8.3	Conditions to the Obligations of Purchaser	47
8.4	Frustration of Closing Condition	48

ARTICLE IX TERMINATION; TERMINATION FEE AND AMENDMENT		48
9.1	Termination	48

9.2	Termination Fee.	50
9.3	Effect of Termination	51
9.4	Amendment	51
9.5	Extension; Waiver	51
9.6	Procedure for Termination, Amendment, Extension or Waiver	51

ARTICLE X INDEMNIFICATION		52
10.1	Survival	52
10.2	Indemnification by Seller	52
10.3	Indemnification by Purchaser	53
10.4	Limitations on Indemnification	53
10.5	Mitigation	54
10.6	Third Party Claim Procedures	54
10.7	Direct Claim Procedures	55
10.8	Recovery against Seller	56
10.9	Brazilian Litigation Matter	57
10.10	Exclusive Remedy	57
10.11	Tax Treatment of Indemnification Payments	57

ARTICLE XI MISCELLANEOUS		57
11.1	Transaction Expenses	57
11.2	Successors and Assigns; Binding Effect	57
11.3	Governing Law; Consent to Jurisdiction; Service; Waiver of Jury Trial	58
11.4	Notices	58
11.5	Schedules and Exhibits	59
11.6	Counterparts	60
11.7	No Third Party Beneficiaries	60
11.8	Headings	60
11.9	Entire Agreement	60
11.10	Severability	60
11.11	Construction	60
11.12	Conflict of Interest	60
11.13	Remedies; Specific Performance	61

EXHIBITS AND SCHEDULES

Exhibit A	Certain Defined Terms
Exhibit B	Net Working Capital Principles
Exhibit C	Transition Services Agreement

Schedule 2.7(a)(vii)	Resignations
Schedule 2.7(a)(viii)	Required Consents (Seller)
Schedule 2.7(b)(v)	Required Consents (Purchaser)
Schedule 6.1(a)	Interim Period Actions
Schedule 7.2(a)	TNI Transferred Personnel

Disclosure Schedule

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of April 28, 2021, by and between LANTRONIX, INC., a Delaware corporation (“Purchaser”), and COMMUNICATIONS SYSTEMS, INC., a Minnesota corporation (“Seller”).

BACKGROUND

A.       Seller (i) owns all of the issued and outstanding shares of Transition Networks, Inc., a Minnesota corporation (“TNI”), which consists of 2,940,000 shares of common stock (the “TNI Shares”) and (ii) is the sole legal and beneficial owner of the entire issued share capital of Transition Networks Europe Limited, a private limited company incorporated in England and Wales (“TN Europe” and, together with TNI, the “Companies”), which consists of one (1) ordinary share of nominal value £1.00 (the “TN Europe Share” and, together with the TNI Shares, the “Purchased Securities”).

B.       Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Purchased Securities for the consideration and in accordance with the terms and subject to the conditions set forth in this Agreement (the “Contemplated Transactions”).

C.       The Board of Directors of Seller (the “Seller Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of Seller and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the Contemplated Transactions, (iii) directed that the approval of the Contemplated Transactions be submitted to a vote at a meeting of Seller’s shareholders and (iv) recommended the adoption of this Agreement and the approval of the Contemplated Transactions by Seller’s shareholders at the Seller Shareholders Meeting (as defined below) as required by the Minnesota Business Corporation Act (the “MBCA”) and Seller’s Organizational Documents (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1           Specific Definitions. As used in this Agreement, the terms identified on Exhibit A shall have the meanings set forth or referred to in Exhibit A.

1.2           Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

ARTICLE II

PURCHASE AND SALE OF SECURITIES

2.1           Purchase and Sale. At the Closing, subject to the terms and conditions set forth in this Agreement, Purchaser will purchase and acquire from Seller, and Seller will sell, convey, assign, transfer and deliver to Purchaser, all of Seller’s right, title and interest in and to the Purchased Securities for the Purchase Price (as defined below). Without limitation to the foregoing, Purchaser will purchase and acquire from Seller, and Seller will sell to Purchaser with full title guarantee the TN Europe Share together with the benefit of all rights to dividends and other distributions declared, made or paid or agreed to be made or paid on or after Closing.

2.2           Purchase Price; Estimated Closing Statement; Payment at the Closing.

(a)          Purchase Price. The aggregate purchase price for the Purchased Securities (the “Purchase Price”) shall be equal to: (i) $25,000,000 plus the UK Deposit Amount (such sum, the “Preliminary Purchase Price”), subject to adjustment pursuant to Section 2.3, plus (ii) the contingent right to receive the earnout payments (the “Earnout Payments”), if any, that may become payable pursuant to Section 2.4. The Purchase Price shall be apportioned between the amount payable for the sale and purchase of the TN Europe Share and the amount payable for the sale and purchase of the TNI Shares in accordance with Section 2.8.

(b)            Estimated Closing Statement. At least two (2) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of the Net Working Capital (the “Estimated Net Working Capital”).

(c)          Payment at the Closing. At the Closing, Purchaser shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to a bank account designated in writing by Seller (with such account designated in writing to Purchaser at least two (2) Business Days prior to the Closing Date), an amount (the “Estimated Purchase Price”) equal to (i) the Preliminary Purchase Price, plus (ii) the amount (if any) by which the Estimated Net Working Capital exceeds the Target Net Working Capital minus (iii) the amount (if any) by which the Estimated Net Working Capital is less than the Target Net Working Capital.

2.3           Purchase Price Adjustment. Following the Closing Date, the Purchase Price will be adjusted as set forth below:

(a)          Closing Statement Preparation. Within sixty (60) days after the Closing Date, Purchaser will prepare and deliver to Seller a statement (the “Closing Statement”) setting forth in reasonable detail Purchaser’s good faith calculations of (i) the Net Working Capital and (ii) the amount of any adjustment to the Purchase Price pursuant to Section 2.3(d). Purchaser will make the work papers and back-up materials used in preparing the Closing Statement, and the books, records and financial staff of the Acquired Companies, available to Seller and its accountants and other representatives at reasonable times and upon reasonable notice at any time during (A) the review by Seller of the Closing Statement, and (B) the resolution by the parties of any objections thereto; provided, that prior to being required to make any such books, records and financial staff available, Seller and its accountants and other representatives shall execute a confidentiality agreement in a form reasonably acceptable to Purchaser.

(b)          Closing Statement Review. Within forty-five (45) days following Purchaser’s delivery of the Closing Statement to Seller, Seller will give Purchaser a written notice stating either (i) Seller’s acceptance, without objection, of the Closing Statement (an “Acceptance Notice”) or (ii) Seller’s objections to the Closing Statement as set forth in a Notice of Disagreement (as defined below) pursuant to Section 2.5(a). If Seller gives Purchaser an Acceptance Notice or does not give Purchaser a Notice of Disagreement within such 45-day period, then the Closing Statement will be conclusive and binding upon the parties and the calculation of Net Working Capital set forth in the Closing Statement will constitute the Final Net Working Capital.

(c)          Dispute Resolution Procedures. Any dispute arising out of or relating to the calculation of the Final Net Working Capital shall be resolved in accordance with the dispute resolution procedures set forth in Section 2.5.

(d)          Adjustment Payment. Upon the determination, in accordance with this Section 2.3 and Section 2.5, of the Final Net Working Capital, the Purchase Price will be recalculated using the Final Net Working Capital in lieu of the Estimated Net Working Capital used in the calculation of the Estimated Purchase Price (the “Adjusted Purchase Price”).

(i)            If the Adjusted Purchase Price exceeds the Estimated Purchase Price (the amount by which the Adjusted Purchase Price exceeds the Estimated Purchase Price is referred to herein as the “Increase Amount”), then, within five (5) Business Days after the determination of the Final Net Working Capital pursuant to this Section 2.3 and Section 2.5, Purchaser will pay the Increase Amount to Seller, by wire transfer of immediately available funds to an account designated by Seller.

(ii)          If the Adjusted Purchase Price is less than the Estimated Purchase Price (the amount by which the Adjusted Purchase Price is less than the Estimated Purchase Price is referred to herein as the “Decrease Amount”), then, within five (5) Business Days after the determination of the Final Net Working Capital pursuant to this Section 2.3 and Section 2.5, Seller will pay the Decrease Amount to Purchaser, by wire transfer of immediately available funds to an account designated by Purchaser.

(iii)            If the Adjusted Purchase Price is equal to the Estimated Purchase Price, then there will be no adjustment to the Purchase Price pursuant to this Section 2.3.

2.4           Earnouts.

(a)          Within forty-five (45) days after the last day of each Earnout Period, Purchaser will cause to be prepared and delivered to Seller a statement (each, an “Earnout Statement”) setting forth in reasonable detail Purchaser’s good faith calculations of (i) Revenue for such Earnout Period and (ii) the amount of any Earnout Payment to which Seller is entitled pursuant to Section 2.4(b). Within forty-five (45) days following Purchaser’s delivery of each Earnout Statement to Seller, Seller will give Purchaser a written notice stating either (i) Seller’s acceptance, without objection, of the Earnout Statement (an “Earnout Acceptance Notice”) or (ii) Seller’s objections to the Earnout Statement as set forth in a Notice of Disagreement pursuant to Section 2.5(a). If Seller gives Purchaser an Earnout Acceptance Notice or does not give Purchaser a Notice of Disagreement within such 45-day period, then the Earnout Statement (including the Revenue calculation therein) will be conclusive and binding upon the parties, and the calculation of the Earnout Payment set forth in such Earnout Statement will constitute the final Earnout Payment for such Earnout Period. Any dispute arising out of or relating to the calculations of the Revenue for any Earnout Period and the Earnout Payments shall be resolved in accordance with the dispute resolution procedures set forth in Section 2.5.

(b)            Calculation of Earnout Payments.

(i)            First Earnout Period. The Earnout Payment for the First Earnout Period, if any, will be calculated as follows:

A.           If the Revenue for the First Earnout Period is greater than or equal to $20,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $3,000,000;

B.           If the Revenue for the First Earnout Period is greater than or equal to $19,500,000 and less than $20,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $2,500,000;

C.           If the Revenue for the First Earnout Period is greater than or equal to $19,000,000 and less than $19,500,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $2,000,000;

D.           If the Revenue for the First Earnout Period is greater than or equal to $18,500,000 and less than $19,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $1,500,000;

E.            If the Revenue for the First Earnout Period is greater than or equal to $18,000,000 and less than $18,500,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $1,000,000; or

F.            If the Revenue for the First Earnout Period is less than $18,000,000, then Seller shall not be entitled to receive any Earnout Payment pursuant to this Section 2.4(b)(i);

provided, however, that in no event shall Purchaser be required to pay Seller an amount in excess of $3,000,000 for the Earnout Payment for the First Earnout Period. Any amount owing to Seller pursuant to this Section 2.4(b)(i) shall be paid to Seller by wire transfer of immediately available funds to a bank account designated in writing by Seller no later than five (5) Business Days after the final determination of the Earnout Payment for the First Earnout Period.

(ii)          Second Earnout Period. The Earnout Payment for the Second Earnout Period, if any, will be calculated as follows:

A.           If the Revenue for the Second Earnout Period is greater than or equal to $22,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $4,000,000;

B.           If the Revenue for the Second Earnout Period is greater than or equal to $21,500,000 and less than $22,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $3,500,000;

C.           If the Revenue for the Second Earnout Period is greater than or equal to $21,000,000 and less than $21,500,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $3,000,000;

D.           If the Revenue for the Second Earnout Period is greater than or equal to $20,500,000 and less than $21,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $2,500,000;

E.            If the Revenue for the Second Earnout Period is greater than or equal to $20,000,000 and less than $20,500,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $2,000,000;

F.            If the Revenue for the Second Earnout Period is greater than or equal to $19,500,000 and less than $20,000,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $1,500,000;

G.           If the Revenue for the Second Earnout Period is greater than or equal to $19,000,000 and less than $19,500,000, then Purchaser shall pay or cause to be paid to Seller an amount equal to $1,000,000; or

H.           If the Revenue for the Second Earnout Period is less than $19,000,000, then Seller shall not be entitled to receive any Earnout Payment pursuant to this Section 2.4(b)(ii);

provided, however, that in no event shall Purchaser be required to pay Seller an amount in excess of $4,000,000 for the Earnout Payment for the Second Earnout Period. Any amount owing to Seller pursuant to this Section 2.4(b)(ii) shall be paid to Seller by wire transfer of immediately available funds to a bank account designated in writing by Seller no later than five (5) Business Days after the final determination of the Earnout Payment for the Second Earnout Period pursuant to Section 2.5.

(c)          From the Closing through the end of the Second Earnout Period, Purchaser shall (i) not contractually restrict Purchaser’s right and ability to pay the Earnout Payments when due; (ii) not directly or indirectly take, or omit to take, any action, or permit any Subsidiary (including the Acquired Companies after the Closing) to take or omit to take any action, the intent or purpose of which is or would be to impair the likelihood of the Earnout Payments becoming due and payable under this Section 2.4; (iii) operate the Business in good faith in accordance and consistent with Purchaser’s business judgment and historical practices, standard policies, procedures and terms of business; and (iv) use Commercially Reasonable Efforts to maximize the Revenue. This Section 2.4(c) will survive the Closing and will bind any successors or assigns of Purchaser or the Acquired Companies. During the period commencing ninety (90) days prior to the end of each Earnout Period and ending forty-five (45) days following Seller’s receipt of each Earnout Statement, Seller shall have the right to audit Purchaser’s books and records with respect to booking, sales orders and deliveries, and Purchaser agrees to provide all documents and information requested by Seller reasonably related to such audit.

2.5           Dispute Resolution Procedures.

(a)          Notice of Disagreement. The (i) Closing Statement delivered pursuant to Section 2.3(a) and Purchaser’s calculations of the Net Working Capital set forth therein, and (ii) Earnout Statements delivered pursuant to Section 2.4(a) and Purchaser’s calculations of (A) the Revenue for such Earnout Period and (B) the amount of the Earnout Payment, if any, for such Earnout Period, shall be final, binding and conclusive on the parties hereto unless Seller, within forty-five (45) days following Seller’s receipt of the Closing Statement or Earnout Statement, as applicable, delivers to Purchaser a written notice of disagreement (a “Notice of Disagreement”) setting forth in reasonable detail (1) each specific item or amount in the Closing Statement or Earnout Statement, as applicable, as to which Seller disagrees in good faith (each, a “Disputed Item”), (2) the basis for each Disputed Item and reasonable supporting documentation therefor and (3) Seller’s calculations of, as applicable, (x) the Final Net Working Capital or (y) the Revenue for such Earnout Period and the Earnout Payment for such Earnout Period. Seller shall be deemed to have agreed with all other items and amounts set forth in any Closing Statement or Earnout Statement, as applicable, other than the Disputed Items set forth in any Notice of Disagreement with respect to such Closing Statement or Earnout Statement, as applicable.

(b)            Resolution Period. If Seller duly and timely delivers to Purchaser a Notice of Disagreement with respect to any Closing Statement or Earnout Statement, as applicable, that complies with Section 2.5(a), then Purchaser and Seller shall, during the thirty (30) day period following Purchaser’s receipt of such Notice of Disagreement (as such period may be mutually extended in writing by Purchaser and Seller, the “Resolution Period”), negotiate in good faith and use good faith efforts to resolve promptly all of the Disputed Items set forth in such Notice of Disagreement. All discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and evidence of such discussions shall not be admissible or used by any party in any future proceedings between the parties hereto, including any proceedings before or with the Accounting Firm (as defined below) pursuant to Section 2.5(c). Any such Disputed Items that are resolved by a written agreement between Purchaser and Seller during the Resolution Period shall be final, binding and conclusive on the parties hereto and shall become part of the calculations of, as applicable, (i) the Final Net Working Capital or (ii) the Revenue for the applicable Earnout Period and the Earnout Payment for such Earnout Period.

(c)          Accounting Firm.

(i)            If, by the end of the Resolution Period, Purchaser and Seller are unable to resolve all of the Disputed Items set forth in a Notice of Disagreement with respect to any Closing Statement or Earnout Statement, as applicable, then as promptly as practicable and in no event later than ten (10) days thereafter, they shall jointly engage and submit such unresolved Disputed Items (each, an “Unresolved Item”) for resolution to a nationally recognized independent accounting firm mutually acceptable to Purchaser and Seller (the “Accounting Firm”), with each acting reasonably. Purchaser and Seller agree (A) to execute a reasonable engagement letter with the Accounting Firm, which letter will specifically require the Accounting Firm to review this Agreement and agree to comply with the terms of this Section 2.5, (B) to submit to the Accounting Firm not later than thirty (30) days after the end of the Resolution Period a written statement summarizing its position on the Unresolved Items, together with such supporting documentation as it deems necessary, and (C) not to engage in any ex parte communications with the Accounting Firm.

(ii)          Purchaser and Seller shall jointly instruct the Accounting Firm that (A) it shall act as an expert in accounting, and not as an arbitrator, to resolve only the Unresolved Items in accordance with, in the case of the Closing Statement, the Net Working Capital Principles and the definitions of Net Working Capital and the other applicable terms specifically set forth in this Agreement, and in the case of an Earnout Statement, the definitions of Revenue, Earnout Statement, Earnout Payment and the other applicable terms specifically set forth in this Agreement; (B) it shall base its decision solely on the written submissions of Purchaser and Seller and shall not conduct an independent review or audit; (C) it may not assign a dollar value to any Unresolved Item greater than the highest amount or less than the lowest amount claimed by Purchaser or Seller, as applicable, in their written submissions to the Accounting Firm; and (D) it shall deliver to Purchaser and Seller its written decision setting forth its calculations of each of the Unresolved Items as promptly as practicable (and in no event later than thirty (30) days) after the submission of the Unresolved Items to the Accounting Firm. The Accounting Firm’s written decision shall be final, binding and conclusive on the parties hereto absent fraud or manifest error. The Closing Statement or Earnout Statement, as applicable, shall be revised as necessary to reflect the Accounting Firm’s written decision, and such decision may be entered as a judgment in any court of competent jurisdiction.

(iii)            The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Purchaser and Seller in inverse proportion as they may prevail on the Unresolved Items, which proportionate allocations shall be calculated on an aggregate basis based on the relative dollar values of all Unresolved Items and shall be determined by the Accounting Firm and included in its written decision.

2.6           The Closing. The closing of the Contemplated Transactions (the “Closing”) will take place no later than two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions precedent set forth in Article VIII (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), or at such other place or time or on such other date as Purchaser and Seller may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The parties intend that the Closing will be effected, to the extent practicable, by conference call, the electronic delivery of documents, and, if needed, the prior physical exchange of certain other documents and instruments to be held in escrow by outside counsel to the recipient party hereto pending authorization to release at the Closing. Regardless of the time at which the Closing occurs, the Closing will be deemed to have occurred at 12:01 a.m. Central Time on the Closing Date (the “Effective Time”).

2.7           Closing Deliveries.

(a)          At the Closing, Seller shall deliver or cause to be delivered to Purchaser all of the following:

(i)           a certificate issued as of a recent date as to the good standing of TNI in the State of Minnesota;

(ii)          executed assignment of the TNI Shares, in form and substance reasonably satisfactory to Purchaser;

(iii)         executed stock transfer form for the TN Europe Share, in form and substance reasonably satisfactory to Purchaser, together with either the original share certificate or an indemnity for lost share certificate (in a form reasonably acceptable to Purchaser) in respect of the TN Europe Share;

(iv)         resolutions of the directors of each of TN Europe and each UK Company Subsidiary, in form and substance reasonably satisfactory to Purchaser, to approve Closing matters including: (a) in the case of TN Europe only, registering Purchaser as holder of the TN Europe Share, subject only to due stamping of the transfer, (b) in the case of TN Europe only, authorizing the execution and delivery to Purchaser of share certificates in respect of the TN Europe Share; (c) confirming the resignations and appointments of directors and officers;

(v)          a certificate of the secretary of Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Purchaser, certifying to the resolutions duly adopted by the Seller Board authorizing the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions, which resolutions shall have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date;

(vi)         the Transition Services Agreement, duly executed by Seller;

(vii)        resignations, in form and substance reasonably satisfactory to Purchaser, duly executed by the directors and officers of the Acquired Companies listed on Schedule 2.7(a)(vii);

(viii)       evidence of the consents, waivers or approvals set forth on Schedule 2.7(a)(viii);

(ix)          the register of members of each of TN Europe and the UK Company Subsidiaries together with all of the other statutory registers and statutory books of each of TN Europe and the UK Company Subsidiaries, in each case, duly written up to date as at Closing;

(x)          the share certificates for all issued shares in each of the UK Company Subsidiaries (or, if such share certificates are lost, indemnities for lost share certificate in form and substance reasonably satisfactory to Purchaser);

(xi)          a power of attorney in a form and substance reasonably satisfactory to Purchaser and duly executed by Seller appointing Purchaser as Seller’s duly authorized attorney to exercise all voting and other rights attaching to the TN Europe Share pending stamping of the transfer of the TN Europe Share and the registration of Purchaser of the holder of the TN Europe Share;

(xii)         a letter from Seller in form and substance reasonably satisfactory to Purchaser confirming that on Closing it will cease to be a relevant registrable entity (within the meaning of section 790C of the UK Companies Act 2006) in relation to TN Europe;

(xiii)        deeds of release duly executed by each holder of any Lien (other than HSBC Bank plc in respect of the debenture granted by Net2Edge in favor of HSBC Bank plc) releasing and confirming that all Liens granted by or affecting the share capital of or the assets or undertaking of any Company or Company Subsidiary (including the UK Company Subsidiaries) have been released and discharged in full;

(xiv)        a Deed of Waiver, in form and substance reasonably satisfactory to Purchaser, to cause a waiver of the debt of £2,334,258 owed by TN Europe to Seller; and

(xv)         evidence reasonably satisfactory to Purchaser (A) of the termination and release of all instruments providing for or related to the Wells Debt, including any related guaranty and promissory notes, in each case with respect to the Acquired Companies, and (B) that all Liens on the Purchased Securities shall have been released at or prior to the Closing, including documentation in form and substance reasonably satisfactory to Purchaser executed by each Person holding a security interest or other Lien in any Purchased Security as of the Closing Date terminating any and all such security interests and other Liens and authorizing Purchaser to file or record on behalf of such Person a UCC-3 termination statement or other instruments of release or discharge relating thereto.

(b)            At the Closing, Purchaser shall deliver or cause to be delivered to Seller all of the following:

(i)            a certificate issued as of a recent date as to the good standing of Purchaser in the State of Delaware;

(ii)          a certificate of the secretary of Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to Seller, certifying to the resolutions duly adopted by Purchaser’s board of directors authorizing the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions, which resolutions shall have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date;

(iii)         the Transition Services Agreement, duly executed by Purchaser;

(iv)         subject to Section 7.11, evidence that the landlord under the UK Lease has released Seller from all obligations as guarantor under the UK Lease effective as of the Closing; and

(v)          evidence of the consents, waivers or approvals set forth on Schedule 2.7(b)(v).

2.8           Allocation of Purchase Price. The parties agree that, prior to Closing, they will (acting reasonably and in good faith) agree to the apportionment of the Purchase Price between the TNI Shares and the TN Europe Share based on the fair market value of such shares and, on the basis of such allocation, file all Tax Returns consistent with such values.

ARTICLE III
CERTAIN REPRESENTATIONS AND WARRANTIES ABOUT SELLER

Except as otherwise set forth on the Disclosure Schedule, Seller represents and warrants to Purchaser that:

3.1           Organization, Power and Authorization. Seller (a) is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and (b) has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party.  Seller’s execution, delivery and performance of each Transaction Document to which it is a party have been duly authorized by Seller. Other than the Acquired Companies, Seller does not own or control, directly or indirectly, any equity or ownership interest (or any interest convertible into or exchangeable for any equity or ownership interest) in any other Person who holds any equity right or interest in the Business. Section 3.1 of the Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Seller.

3.2           Binding Effect and Noncontravention.

(a)       This Agreement has been duly executed and delivered by Seller and constitutes, and each other Transaction Document to which Seller is a party when executed and delivered will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

(b)       The execution and delivery by Seller of each of the Transaction Documents to which Seller is a party do not, and the consummation of the Contemplated Transactions will not, (i) violate any material Law to which Seller is subject or any provision of its Organizational Documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any material agreement, contract, lease, license, instrument or other arrangement to which Seller is a party or by which Seller is bound or to which the assets of Seller are subject, (iii) result in the creation of any Lien (other than Permitted Liens) on the Purchased Securities or (iv) except as set forth on Schedule 2.7(a)(viii), require any authorization, consent, release, waiver, approval or notice by or to, or registration, declaration or filing with, any Person.

3.3           Brokers. Except for the Persons set forth in Section 3.3 of the Disclosure Schedule (whose fees and expenses shall be the sole and exclusive responsibility of Seller), no broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Seller.

3.4           Ownership of Purchased Securities. Seller owns beneficially and of record, and has good and marketable title to the Purchased Securities free and clear of all liens other than as provided in Seller’s Organizational Documents. No Person other than Seller has a beneficial interest in or a right to acquire or vote any of the Purchased Securities (excluding for purposes of this section any equity holders of Seller (including the beneficial owners of such equity holders)). There is no agreement, voting trust or other understanding to which Seller is party or is otherwise bound relating to the voting of any of the Purchased Securities.

3.5           SEC Filings.

(a)          Since January 1, 2019, Seller has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) relating to the Acquired Companies, together with any amendments, restatements or supplements thereto (collectively, the “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act. As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports.  To the Knowledge of Seller, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(b)            Seller has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Seller’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Seller in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c)          Since January 1, 2018, Seller’s principal executive officer and its principal financial officer have disclosed to Seller’s auditors and the audit committee of the Seller Board, and have disclosed in the SEC Reports, all known (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely and materially affect Seller’s ability to record, process, summarize and report financial information, (ii) material weaknesses in the design and operation of internal controls over financial reporting and (iii) any fraud, whether or not material, that involves the management or other employees who have a significant role in Seller’s internal controls over financial reporting. Seller has materially complied with or substantially addressed such deficiencies, material weaknesses and/or fraud. Seller maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES ABOUT THE ACQUIRED COMPANIES

Except as otherwise set forth on the Disclosure Schedule, Seller represents and warrants to Purchaser that:

4.1           Organization, Power and Authorization. TNI (a) is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and (b) has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. TN Europe and each UK Company Subsidiary (i) is a private limited company, duly organized, validly existing under the laws of England and Wales and (ii) has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. Each Company and UK Company Subsidiary is qualified or licensed to do business as a foreign corporation in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of each Transaction Document by each Company to which it is a party have been duly authorized by such Company and, if required by applicable Law or such Company’s or the Seller’s Organizational Documents, by Seller. Each Acquired Company has the organizational power to carry on the businesses in which it is engaged, and, collectively, the Business, and to own, operate and use the properties owned and used by it. The Seller Board has unanimously and duly (A) declared that this Agreement and the Contemplated Transactions are fair to and in the best interests of Seller’s shareholders, (B) approved and declared advisable this Agreement and the Contemplated Transactions in accordance with applicable Law, and (C) recommended that the shareholders of Seller vote in favor of, and adopt and approve, this Agreement and the Contemplated Transactions (the “Seller Board Recommendation”).

4.2           Binding Effect and Noncontravention.

(a)       The Transaction Documents to which each Company is a party, when executed and delivered by the applicable company, will constitute a valid and binding obligation of such company, enforceable against such company in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

(b)       The execution and delivery by each Company of each of the Transaction Documents to which it is a party do not, and the consummation of the Contemplated Transactions will not, (i) violate any Law to which any Acquired Company is subject or any provision of such Acquired Company’s Organizational Documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any Material Contract to which an Acquired Company is a party or by which an Acquired Company is bound or to which an Acquired Company’s assets are subject, (iii) except as set forth on Schedule 2.7(a)(viii), result in the creation of any Lien (other than Permitted Liens) on any assets of any Acquired Company, or (iv) except as set forth on Schedule 2.7(a)(viii), require any authorization, consent, release, waiver, approval or notice by or to, or registration, declaration or filing with, any Person or Government Entity.

4.3           Capitalization; Subsidiaries.

(a)          The authorized capital stock of TNI consists solely of 3,500,000 authorized shares of common stock, of which 2,940,000 shares are issued and outstanding as of the date hereof. The entire issued share capital of TN Europe consists solely of one (1) ordinary share of nominal value of £1.00 (one pound sterling), and such share has been duly allotted and is issued as of the date hereof. Seller is the sole legal and beneficial owner of the TN Europe Share. The Purchased Securities constitute all of the issued equity interests of the Companies, and are free of all Liens, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the Organizational Documents of Seller or of either of the Companies or any agreement to which Seller or either of the Companies is a party or by which Seller or either of the Companies is bound. The TNI Shares have been duly authorized and are validly issued, fully paid and nonassessable. The TN Europe Share was validly issued and is fully paid. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require either Company to issue, sell or otherwise cause to become (as applicable) outstanding or issued any of its equity interests. The Companies are not required to register any of the Purchased Securities under the Securities Act.

(b)            Section 4.3(b) of the Disclosure Schedule sets forth (i) the name of each Subsidiary (direct or indirect) of each Company (including each UK Company Subsidiary) (any such Subsidiary, a “Company Subsidiary” and all such Subsidiaries, the “Company Subsidiaries”), (ii) the jurisdiction of its incorporation or organization and (iii) the direct owner of the (as applicable) issued or outstanding capital stock or other equity securities of such Subsidiary and the amount of the (as applicable) issued or outstanding capital stock or other equity interests of such Subsidiary owned by the Company or any of its Subsidiaries. TN Europe is the sole legal and beneficial owner of all of the allotted and issued shares in the capital of each of the UK Company Subsidiaries. Except as set forth on Section 4.3(b) of the Disclosure Schedule, no Acquired Company (x) has any Subsidiaries or (y) holds any equity or debt interest in any Person. Each of the Company Subsidiaries is duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, possesses all requisite power and authority to own and operate its properties, to carry on its businesses as conducted on the date hereof and is qualified to do business in each jurisdiction in which the ownership of its properties or the conduct of its business as conducted on the date hereof requires it by Law to be so qualified, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect. All of the

(as applicable) outstanding or issued capital stock or other equity securities of each of the Company Subsidiaries are duly authorized, validly issued and fully paid, and are owned by the Company or another Company Subsidiary free and clear of any Liens, other than Permitted Liens. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require any Company Subsidiary to issue, sell or otherwise cause to become outstanding any of its equity interests. The Company Subsidiaries are not required to register any of their respective securities under applicable federal or state securities Laws.

4.4           Financial Statements; Undisclosed Liabilities; Indebtedness.

(a)          Each of the most recent audited and interim financial statements filed with the SEC by Seller to the extent regarding the Acquired Companies (collectively, the “Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such Financial Statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (ii) fairly presented in all material respects the consolidated financial position of the Acquired Companies as of the dates indicated and the consolidated assets, liabilities, business, financial condition, results of its operations and cash flows for the periods indicated, consistent with the books and records of the Acquired Companies, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The audited financial statements of TN Europe for the years ended December 31, 2019 and December 31, 2020 (x) show a true and fair view of the state of affairs of TN Europe and the UK Company Subsidiaries as at that date, and of TN Europe’s and the UK Company Subsidiaries; loss for the year then ended, (y) have been properly prepared in accordance with United Kingdom generally accepted accounting principles, and (z) have been prepared in accordance with the UK Companies Act 2006.

(b)          None of the Acquired Companies has any liabilities, other than (i) liabilities that are reflected or reserved against in the Financial Statements or (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020.

(c)          Section 4.4(c) of the Disclosure Schedule sets forth a true and complete list of all outstanding Indebtedness of the Acquired Companies. None of the Acquired Companies is a guarantor or indemnitor of any Indebtedness of any other Person.

4.5           Subsequent Events. Except as set forth in Section 4.5 of the Disclosure Schedule, since December 31, 2020:

(a)          there has been no event or occurrence regarding the Acquired Companies which has had a Material Adverse Effect, and

(b)          except as expressly contemplated by this Agreement, none of the Acquired Companies has:

(i)            incurred any Indebtedness;

(ii)       mortgaged, pledged or subjected any of its assets to any lien (other than Permitted Liens);

(iii)      sold, assigned, transferred, leased or licensed any assets material to the Business;

(iv)      sold, assigned, transferred, leased or licensed any Intellectual Property material to the Business;

(v)       issued, sold or transferred any of its equity interests, securities convertible into its equity interests or warrants, options or other rights to acquire its equity interests;

(vi)      made any material capital expenditures or commitments therefor in excess of $50,000;

(vii)     declared or made any payment or distribution of cash or other property to members with respect to its equity interests or purchased or redeemed any equity interests;

(viii)    had any delay in excess of thirty (30) days in the payment on accounts payable to suppliers, vendors or others on the part of such Acquired Company that is material to the Business;

(ix)       entered into, terminated or materially amended any Material Contracts (or any Contract which would be reasonably expected to have been a Material Contract had such Contract been entered into prior to the date hereof);

(x)       cancelled any debts owed to such Acquired Company or waived any claims or rights of substantial value, except as would not be reasonably expected to have a Material Adverse Effect;

(xi)       initiated or settled any litigation that is material to the Business;

(xii)      made any material changes in any employee compensation, benefits, severance or termination agreement, other than routine salary increases in the ordinary course of business, or entered into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amended any such agreement) to which such Acquired Company is a party involving a director, officer, manager, or key employee of such Acquired Company; or

(xiii)     agreed to do any of the foregoing.

4.6           Title to, Condition of and Sufficiency of Personal Property.

(a)          Except as set forth in Section 4.6(a) of the Disclosure Schedule, the Acquired Companies have good, valid and marketable title to, or a valid leasehold interest in, the tangible personal property, intangible personal property and assets used in the conduct of the Business, free and clear of all Liens (other than Permitted Liens). The tangible personal property owned or used by the Acquired Companies is free from material defects and is in good operating condition and repair (subject to normal wear and tear) and have been maintained in accordance with normal industry practice and are otherwise suitable for the purposes for which they are currently used.

(b)          Except for (i) the corporate headquarter facilities currently utilized by TNI; (ii) the services, and the underlying assets used therein, that are not specific to the Business that are customarily provided to all businesses of Seller and its Affiliates such as legal, finance, accounting, corporate information, technology, insurance, safety, health, environmental, payroll, employee benefits and other administrative services and (iii) the rights afforded to Purchaser under the Transition Services Agreement, the assets, rights and properties of the Acquired Companies (A) are sufficient for the continued conduct of the Business by Purchaser immediately after the Closing, substantially in the same manner as conducted immediately prior to the Closing and (B) constitute all of the assets, rights and properties necessary to conduct the Business substantially as conducted immediately prior to the Closing.

4.7           Compliance with Laws. Since December 31, 2018, (a) Seller and the Acquired Companies have operated the Business in compliance with all applicable Laws except where the failure to comply would not have a Material Adverse Effect and (b) none of the Acquired Companies (nor Seller, to the extent applicable to the Companies or Company Subsidiaries) has received any written notice of or been charged with a material violation of any Law.

4.8           Tax Matters. Except as set forth in Section 4.8 of the Disclosure Schedule:

(a)          Each of the Acquired Companies has filed (or had filed on its behalf) all material Tax Returns that it was required to file. Such Tax Returns were submitted within applicable time limits and were true, complete and correct when submitted and remains so in all material respects. No such Tax Return above is the subject of any material dispute with any Taxing Authority.

(b)          All material Taxes (whether of the United States, the UK or elsewhere), for which the Companies and the Company Subsidiaries have been liable or are liable to account, have been duly paid (insofar as such Taxes ought to have been paid) by the due dates and no penalties, fines, surcharges or interest have been incurred.

(c)          No Acquired Company has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not expired.

(d)          Each Company and each Company Subsidiary maintains complete and accurate records, invoices and other information in relation to Taxes that meet all legal requirements and enable the tax liabilities of each Company and each Company Subsidiary to be calculated accurately in all material respects.

(e)           There are no ongoing or pending Tax audits or written enquiries by any Taxing Authority against any Acquired Company.

(f)            No Acquired Company is a party to any Tax allocation or sharing agreement the principal purpose of which relates to the sharing of Taxes between related parties which agreement will be in effect following the Closing Date.

(g)          No Acquired Company has liability for the Taxes of any Person (other than such Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(h)          No Acquired Company has been a party to a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) that could affect its Taxes for a period not closed by the applicable statute of limitations.

(i)            All Taxes (including where applicable national insurance contributions) deductible under any Law relating to Tax have, so far as is required to be deducted, been deducted from all payments made (or treated as made) by the Companies and each Company Subsidiary. All amounts due to be paid to the relevant Taxing Authority on or before the Closing Date have been so paid.

(j)            No employee benefit trust or other third party has: (i) made any payment or loan to; (ii) made any assets available or transferred any assets to; or (iii) earmarked any assets, however informally, for the benefit of any employee or former employee (or any associate of such employee or former employee) of the Companies or any Company Subsidiary, in circumstances falling within the provisions of Part 7A to the Income Tax (Earnings and Pensions) Act 2003 and there are no such trusts or arrangements capable of conferring such a benefit.

(k)           Neither Company nor any Company Subsidiary has entered into any agreement or arrangement with a Taxing Authority whereby it is assessed to or accounts for Tax other than in accordance with the strict terms of relevant legislation or the published practice of the relevant Taxing Authority.

(l)            No distribution or deemed distribution, within the meaning of section 1000 or sections 1022-1027 of Corporation Tax Act 2010, has been made (or will be deemed to have been made) by TN Europe or any Company Subsidiary, except dividends shown in its statutory accounts, and neither TN Europe nor any Company Subsidiary is bound to make any such distribution.

(m)          Neither TN Europe nor any Company Subsidiary has, within the period of seven years preceding the Closing Date, been engaged in, nor been a party to, any of the transactions set out in Chapter 5 of Part 23 of Corporation Tax Act 2010 (demergers).

(n)          Neither the execution nor closing of this Agreement, nor any other event in the 12 months preceding the Closing Date, will result in any chargeable asset being deemed to have been disposed of and re-acquired by either Company or any Company Subsidiary for Tax purposes or to the clawback of any relief previously given for any Tax purpose.

(o)          Each Company and each Company Subsidiary has, throughout the past seven years, been resident for Tax purposes in the jurisdiction in which it was incorporated and has not, at any time in the past seven years, been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements or for any other Tax purposes.

(p)          All transactions or arrangements made by the Companies and each Company Subsidiary have been made on arm’s length terms. No notice, enquiry or adjustment has been made by any Taxing Authority in connection with any such transactions or arrangements.

(q)           Neither Company nor any Company Subsidiary has been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which was the avoidance or deferral of Tax or any transaction that produced a Tax loss with no corresponding commercial loss.

(r)           TN Europe and each Company Subsidiary has in place (and has had since 30 September 2017) such prevention procedures (as defined in section 45(3) and 46(3) of the Criminal Finance Act 2017 (the “CFA”)) as are proportionate to its business risk and are in line with any guidance published from time to time pursuant to section 47 of CFA.

(s)           No person, acting in the capacity of an Associated Person (as defined in section 44(4) of CFA) of TN Europe or any Company Subsidiary has committed: (i) a UK tax evasion facilitation offence under section 45(5) of CFA; or (ii) a foreign tax evasion facilitation offence under section 46(6) of CFA.

(t)            TN Europe and each Company Subsidiary is a taxable person and is registered for the purposes of VAT with quarterly prescribed accounting periods.

(u)          Neither TN Europe nor any Company Subsidiary is or has been in the period of six years ending with the Closing Date, a member of a group of companies for the purposes of section 43 Value Added Tax Act 1994 (the “VATA”).

(v)           Neither TN Europe nor any Company Subsidiary owns any assets which are capital items subject to the capital goods scheme under Part XV of the VAT Regulations 1995, nor has TN Europe or any Company Subsidiary exercised any option to tax under Part 1 of Schedule 10 to the VATA.

(w)          Any document that may be necessary or desirable in proving the title of the Companies or any Company Subsidiary to any asset which is owned by the Companies or any Company Subsidiary at the Closing Date, is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

(x)           Section 4.8(x) of the Disclosure Schedule sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003 and/or section 4 of the Land Transaction Tax and Anti-avoidance of Devolved Taxes (Wales) Act 2017 and/or section 3 of the Land and Buildings Transaction Tax (Scotland) Act 2013) acquired or held by the Companies or any Company Subsidiary before the Closing Date in respect of which Seller is aware, or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Taxing Authority and/or a payment of stamp duty land tax, land transaction tax or land and buildings transactions tax made on or after the Closing Date.

4.9           Environmental Matters. The Acquired Companies are in compliance with all applicable Environmental Laws except where the failure to comply would not have a Material Adverse Effect. The Acquired Companies have complied with, and are in compliance with, all permits, licenses and other authorizations that are required pursuant to Environmental Laws for the occupation of the Real Property and the operation of the Business except where the failure to comply would not have a Material Adverse Effect. Since December 31, 2018, no Acquired Company has received any written notice from any Government Entity of any actual or alleged violations or liabilities, including any investigatory, remedial or corrective obligations, arising under Environmental Laws. Except as would not constitute a Material Adverse Effect, (a) no Acquired Company has provided any indemnities with respect to or assumed by merger, contract, assignment, or assumption any environmental liabilities of any other person relating to Environmental Laws, and (b) there are no past or present events, conditions, circumstances, activities, practices, incidents, actions, or plans that are reasonably expected to give rise to any liability under any Environmental Law or otherwise form the basis of any claim, suit, action, demand, proceeding, penalty, fine, hearing, notice of violation, directive, or requirement to undertake any remedial action under any Environmental Laws.

4.10          Intellectual Property. Set forth on Section 4.10 of the Disclosure Schedule are all of the following: (a) patents and patent applications owned by the Acquired Companies; (b) registered trademarks and applications to register trademarks owned by the Acquired Companies; (c) registered copyrights and applications to register copyrights owned by the Acquired Companies; and (d) the Intellectual Property (except for commercially available off-the-shelf software) that the Acquired Companies use under any license, sublicense, grant or other agreement and that is material to the Business. Except as set forth in Section 4.10 of the Disclosure Schedule, the Acquired Companies own or have a valid right to use all Intellectual Property that is material to the conduct of the Business. Since December 31, 2018, the Acquired Companies have not received any written claims that Seller or any Acquired Company has infringed or misappropriated the Intellectual Property of any other Person. To Seller’s Knowledge, (i) no Person is infringing upon or misappropriating any material Intellectual Property owned or used by the Acquired Companies, and (ii) the Acquired Companies are not infringing upon or misappropriating the Intellectual Property of any other Person. All Net2Edge employees and employees of Seller to the extent such employees have provided services to TNI have acknowledged the assignment of inventions and other intellectual property provisions and the confidentiality provisions set forth in the Code of Ethics and Business Conduct in the form attached to Section 4.10 of the Disclosure Schedule.

4.11          Real Estate.

(a)       Set forth on Section 4.11(a) of the Disclosure Schedule is a complete list of all real property leased or licensed by any of the Acquired Companies or used in the operation of the Business (the “Real Property”). Except as set forth on Section 4.11(a) of the Disclosure Schedule, the Acquired Companies do not own and have never owned any real property and are not a party to any current agreement, option to purchase, right of pre-emption, right of first refusal or any other right of acquisition in relation to any real property or interest therein and have never given any guarantee or indemnity for any liability relating to real property.

(b)       Set forth on Section 4.11(b) of the Disclosure Schedule is each lease, license and other contractual arrangement pursuant to which any of the Acquired Companies leases any Real Property (the “Real Property Leases”). For the avoidance of doubt, except to the extent otherwise set forth in the Transition Services Agreement, Seller will not sell, assign or transfer to Purchaser, and Purchaser will not purchase or acquire, any right, title or interest in and to the corporate headquarter facilities currently utilized by TNI. Each Real Property Lease is a valid and binding obligation of the respective Acquired Company, enforceable against such Acquired Company in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). Each Acquired Company has good and valid title to the leasehold estates in all Real Property Leases to which it is a party, free and clear of all Liens (other than Permitted Liens). No Acquired Company is in material violation or breach of or default under any Real Property Lease and to Seller’s Knowledge no event has occurred, is pending or, to Seller’s Knowledge, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the relevant Company or Company Subsidiary. To Seller’s Knowledge, the other parties to each Real Property Lease are not in material violation or breach of or default thereunder. There are no fees or charges payable in connection with any Real Property Lease that are in the process of being reviewed and no such fees or charges can be reviewed before the Closing Date. Except as set forth on Section 4.11(b) of the Disclosure Schedule, no Acquired Company has subleased or otherwise granted to any Person the right to use or occupy the Real Property, or any portion thereof, subject to any Real Property Lease. To Seller’s Knowledge, there are no pending, contemplated or threatened condemnation proceedings against all or any portion of the Real Property. Use of the Real Property for the various purposes for which it is presently being used is permitted under all applicable Laws (including those pertaining to planning / zoning) or is a lawful nonconforming use, and is not subject to outstanding variances or special use permits. To Seller’s Knowledge, all improvements, additions and/or other alterations made to the Real Property are in compliance with all applicable Laws, including those pertaining to planning / zoning.

(c)          None of the Companies and Company Subsidiaries has any actual or contingent liability in respect of Previously-owned Land and Buildings. None of the Companies and Company Subsidiaries has given any guarantee or indemnity for any liability relating to any Previously-owned Land and Buildings or any other land or buildings. For the purposes of this Section 4.11(c), “Previously-owned Land and Buildings” shall mean any land and/or buildings that have, at any time before the date of this agreement, been owned (under whatever tenure) and/or occupied and/or used by a Company or Company Subsidiary but which are either: (i) no longer owned, occupied or used by a Company or Company Subsidiary; or (ii) are owned, occupied or used by a Company or Company Subsidiary but pursuant to a different lease, license, transfer or conveyance than that pursuant to which the same was previously owned, occupied or used.

4.12          Litigation. Except as set forth in Section 4.12 of the Disclosure Schedule, (a) there is no action, suit, arbitration, mediation, proceeding, claim or investigation instigated by Seller (to the extent relating to the Business) or any Acquired Company pending against any Government Entity or other Person and (b) there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against Seller (to the extent relating to the Business), any Acquired Company or any of their respective facilities, properties or assets (or against any of their officers, directors, managers or, to the Knowledge of Seller, employees or agents in their capacity as such or relating to their employment, services or relationship with such Acquired Company) before any Government Entity, arbitrator or mediator, except, in any such case, as would not reasonably be expected to have a Material Adverse Effect; nor, to the Knowledge of Seller, is any such action, suit, arbitration, mediation, proceeding, claim or investigation threatened. The Acquired Companies and the Business are not subject to any outstanding judgment, decree, ruling, assessment or arbitration award, injunction or rule or order (specific to the Acquired Companies or the Business) of any Government Entity, arbitrator or mediator.

4.13         Employee Benefits.

(a)       Section 4.13(a) of the Disclosure Schedule lists each Benefit Plan. Each Benefit Plan has been maintained in substantial compliance with its terms (in form and in operation) and with applicable Laws, except where such failure would not have a Material Adverse Effect.

(b)       With the exception of the UK Benefit Plans, each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has a favorable advisory, opinion or determination letter from the Internal Revenue Service to the effect that such Benefit Plan is qualified as to form with respect to all applicable requirements of the Code other than those for which the remedial amendment period under Section 401(b) of the Code has not expired and, to Seller’s Knowledge, nothing has occurred since the date of such advisory, opinion or determination letter that could reasonably be expected to adversely affect the qualification of such Benefit Plan.

(c)       The Acquired Companies do not maintain, contribute to or have any liability with respect to any “defined benefit plan” (as defined in Section (3)(35) of ERISA) or any “multiemployer plan” (as defined in Section (3)(37) or 4001(a)(3) of ERISA).

(d)       With respect to each Benefit Plan, Seller has delivered or made available to Purchaser correct and complete copies of (to the extent applicable): (i) each Benefit Plan document (including all amendments and related trust documents) which implements each such Benefit Plan, (ii) the most recent summary plan descriptions provided to participants, (iii) where applicable, the most recent determination letter received from the Internal Revenue Service, and (iv) where applicable, the most recent annual report (Form 5500 series) as filed with the Internal Revenue Service.

(e)          There are no pending or, to Seller’s Knowledge, threatened claims by or on behalf of any Benefit Plan, any employee or beneficiary covered under any Benefit Plan, any Government Entity or otherwise involving any Benefit Plan (other than routine claims for benefits), except as would not have a Material Adverse Effect.

(f)           To Seller’s Knowledge, there are no nonexempt prohibited transactions within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Benefit Plan that would result in a Material Adverse Effect.

(g)          No Benefit Plan of TN Europe or any UK Company Subsidiary provides retirement benefits which are not “money purchase benefits” as defined in section 181 of the UK Pension Schemes Act 1993. Each of TN Europe and each UK Company Subsidiary: (i) has at all times complied with its auto-enrolment obligations under the UK Pensions Act 2008; (ii) except as set forth in Section 4.13(g)(ii) of the Disclosure Schedule, has not at any time employed a member of, or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which employed a member of, an occupational defined benefit pension scheme; and (iii) has not at any time employed an employee who has a right to pension benefits which are not benefits for old age, invalidity or survivors as a result of the transfer of his contract of employment transferred to TN Europe or any UK Company Subsidiary under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

4.14         Insurance. Section 4.14 of the Disclosure Schedule contains a description of each insurance policy, bond or other form of insurance (excluding, for the avoidance of doubt, Benefit Plans) maintained by any Acquired Company (the “Insurance Policies”). All Insurance Policies are in full force and effect and no Acquired Company is in material default with respect to its obligations under any of the Insurance Policies. No written notice of cancellation or termination has been received by the Acquired Companies with respect to any Insurance Policy. The Insurance Policies constitute all insurance policies that the Acquired Companies are required to maintain in accordance with all applicable Laws.

4.15         Contracts.

(a)           Except as set forth in Section 4.15(a) of the Disclosure Schedule or as set forth in the SEC Reports, no Acquired Company is a party to any of the following (collectively, the “Material Contracts”):

(i)       any contract that involves the performance of services or delivery of goods or materials by any Acquired Company that is reasonably expected to result in revenue to such Acquired Company in excess of $50,000 in the twelve (12) month period following the Closing Date (other than open purchase orders made in the ordinary course of business and distributor agreements that do not, by themselves, generate revenue);

(ii)       any contract that involves the performance of services for, or delivery of goods or materials to, any Acquired Company that is reasonably expected to result in expenditures by such Acquired Company in excess of $50,000 in the twelve (12) month period following the Closing Date (other than open sales orders made in the ordinary course of business);

(iii)        any agreement or contract for the employment of any Person on a full-time, part-time, consulting or other basis (A) providing annual cash or other compensation in excess of $100,000, or (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the Contemplated Transactions;

(iv)        any agreement, promissory note, loan agreement, guaranty or indenture relating to Indebtedness of any Acquired Company or the mortgaging or pledging of any asset of or that evidences any Lien (other than Permitted Liens) on the assets of any Acquired Company;

(v)        any agreement that restricts any Acquired Company from (A) engaging in any aspect of the Business, (B) participating or competing in any line of business or market, (C) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), (D) engaging in any business in any market or geographic area or that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party, or (E) soliciting potential suppliers or customers;

(vi)        any joint venture or partnership agreement involving a sharing of profits, losses, costs or liabilities by any Acquired Company with any other Person;

(vii)       any agreement with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar agreement with or regarding any of the employees of any Acquired Company;

(viii)      any agreement between or among any Acquired Company, on the one hand, and any of the Acquired Companies’ respective officers, directors, employees or stockholders or any member of their immediate families, on the other hand (excluding, for the avoidance of doubt, agreements relating to the employment, engagement or termination of employees of the Acquired Companies);

(ix)        any agreement with a Government Entity;

(x)         any lease or agreement under which any Acquired Company is (A) lessee of or holds or operates any tangible personal property owned by any other Person in which the aggregate annual rental payments exceed $50,000, or (B) lessor of or permits any other Person to hold or operate any tangible personal property owned by any Acquired Company in which the aggregate annual rental payments exceed $50,000;

(xi)        any agreement under which any Acquired Company licenses to or from another Person any Intellectual Property, other than “shrink wrap” and agreements under which commercially available, off-the-shelf software is licensed to such Acquired Company; or

(xii)       any other agreement that (A) is material to the conduct of the Business or the absence of which would have a Material Adverse Effect and (B) is not terminable by the Acquired Companies on sixty (60) days’ or less notice without penalty or cost to any Acquired Company.

(b)       Seller has provided to Purchaser a true, correct and complete copy of each written Material Contract and a written description of the material terms of each oral Material Contract. Each Material Contract is in full force and effect and, assuming the due execution by the other parties thereto, is a valid and binding obligation of the applicable Acquired Company, except to the extent any such Material Contract has expired or has been terminated in accordance with its terms and except as may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). No Acquired Company is in material violation or breach of or default under any Material Contract, and to Seller’s Knowledge, the other parties to each Material Contract are not in material violation or breach of or default thereunder. No event has occurred that, with notice or lapse of time or both, would constitute a material breach of or material default under any Material Contract by any Acquired Company or, to Seller’s Knowledge, by any other party thereto. None of the counterparties to any Material Contract has notified Seller or any Acquired Company in writing that it intends to terminate, cancel or not renew any Material Contract.

4.16          Employees.

(a)          No Acquired Company is a party to, bound by or subject to any collective bargaining agreement or other similar contract with any labor or trade union. To Seller’s Knowledge, no Transferred Employee is represented by a labor union or trade union. No Acquired Company has experienced any strike or material grievance, claim of unfair labor practices or other collective bargaining dispute that is pending or that occurred in the two (2) years preceding the date of this agreement. To Seller’s Knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor or trade union with respect to any Transferred Employees or any employees of any Acquired Company.

(b)          The Acquired Companies and Seller (with respect to the TNI Transferred Personnel) have complied, in all material respects, with all applicable Laws concerning employment, immigration and social security. TNI has complied, in all material respects, with the U.S. Immigration and Nationality Act, as amended from time to time, and the rules and regulations promulgated thereunder, and, to Seller’s Knowledge, there is no basis for any claim that TNI or Seller (with respect to the Transferred Employees) is not in compliance with the terms thereof. No TNI Transferred Personnel is (i) a non-immigrant employee whose status would terminate or otherwise be affected by the Contemplated Transactions, or (ii) except as set forth in Section 4.16(b) of the Disclosure Schedule, an alien who is authorized to work in the United States in non-immigrant status. For each TNI Transferred Personnel hired after November 6, 1986 who works in the United States, TNI or Seller, as applicable, has retained an Immigration and Naturalization Service Form I-9 completed in material compliance with all applicable Laws.

(c)          Section 4.16(c) of the Disclosure Schedule contains a true and complete list of all the UK Employees (as defined below) (together with details of their remuneration by way of salary, commission, bonus and material benefits but excluding their names which have been anonymized). None of the Companies and the Company Subsidiaries has at any time been a party to a relevant transfer for the purposes of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

4.17        Affiliate Transactions. No Seller, officer, manager or Affiliate of any Acquired Company is a party to any material agreement, contract, commitment or transaction with such Acquired Company or has any interest in any material property used by such Acquired Company in the Business.

4.18        Brokers. Except for the Persons set forth in Section 4.18 of the Disclosure Schedule (whose fees and expenses shall be the sole and exclusive responsibility of Seller), no broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Acquired Companies.

4.19        Inventory. Subject to reserves reflected in the Financial Statements, as adjusted to reflect operations thereafter in accordance with past practices, (a) the inventory of the Acquired Companies is suitable and usable in the ordinary course of business in accordance with past practices, and (b) to Seller’s Knowledge, none of the inventory of the Acquired Companies is defective or damaged in any material respect.

4.20        Receivables. The accounts receivable of the Acquired Companies (a) are bona fide receivables representing amounts due with respect to actual, arm’s length transactions entered into in the ordinary course of business, and (b) to Seller’s Knowledge, are legal, valid and binding obligations of the obligors and, subject to any reserves for bad debts shown on the Financial Statements or, with respect to accounts receivable arising after the last date of the Financial Statements, on the accounting records of the Acquired Companies (as applicable), fully collectible in accordance with their terms.

4.21        Permits and Licenses. Section 4.21 of the Disclosure Schedule contains a true and complete list of all licenses, permits, certificates of authority, authorizations, approvals, registrations and similar consents granted or issued by any Government Entity to the Acquired Companies and that are material to the Business (the “Permits”). All of the Permits are currently effective and valid and are sufficient to enable the Acquired Companies to conduct the Business in material compliance with all Laws relating to the Permits. To Seller’s Knowledge, the consummation of the Contemplated Transactions, by itself, will not cause the revocation or cancellation of any Permit.

4.22        Anti-Corruption.

(a)          Neither any of the Acquired Companies, nor any of their respective directors or officers (or to Seller’s Knowledge, their respective employees or agents, or any person acting on behalf of any of the Acquired Companies), has taken or failed to take any action, either directly or indirectly, that is or would result in a violation of the Anti-Corruption

Laws (as defined below), including making, offerings, authorizing, or promising any payment, contribution, gift, entertainment, bribe, rebate, kickback, or any other thing of value, regardless of form or amount, to any (i) foreign or domestic government official or employee, (ii) employee of a foreign or domestic government-owned entity, or (iii) foreign or domestic political party official or organization with the intent to obtain a competitive advantage to receive favorable treatment in obtaining or retaining a business, or to compensate for favorable treatment already secured.

(b)          Neither any of the Acquired Companies, nor any of their respective directors or officers (or to Seller’s Knowledge, their respective employees or agents, or any person acting on behalf of any of the Acquired Companies), has received any written notice or communication from, or made any voluntary disclosure to, any Government Entity alleging noncompliance with any applicable Anti-Corruption Law. The Acquired Companies and each of their respective directors or officers (or to Seller’s Knowledge, their respective employees or agents) have at all times fully complied with, and are currently in full compliance with, the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, and any similar applicable Law of any non-U.S. jurisdiction in which any Acquired Company has conducted business (collectively, the “Anti-Corruption Laws”). Neither any of the Acquired Companies, nor any of their respective directors or officers (or to Seller’s Knowledge, their respective employees or agents, or any person acting on behalf of any Acquired Company) is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws.

4.23          Books and Records. For the respective period during which each Acquired Company has been owned, directly or indirectly, by Seller, the minute book of such Acquired Company (a) is in all material respects true and accurate and (b) accurately reflects in all material respects all actions previously taken by the holders of stock and the board of directors or other governing body (including all committees) of such Acquired Company. Except as set forth in Section 4.23 of the Disclosure Schedule, (i) for the respective period during which each of them has been owned, directly or indirectly, by Seller, the statutory books (including all registers) of TN Europe and each UK Company Subsidiary have been properly kept, are in the possession of Seller or TN Europe or the relevant UK Company Subsidiary, and contain a true and accurate record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received; and (ii) the register of members of each of TN Europe and each UK Company Subsidiary is correct and up to date and accurately shows the entire issued share capital and the legal ownership of the share capital of TN Europe or each UK Company Subsidiary (as applicable).

4.24          Disclaimer of Other Representations and Warranties. Except as expressly set forth in Article III and Article IV, Seller will sell the Purchased Securities to Purchaser “AS IS,” and Seller makes no representation or warranty, express or implied, at law or in equity, in respect of the Purchased Securities, the Acquired Companies or any of the Acquired Companies’ assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are expressly disclaimed. Nothing in this Section 4.24 shall limit or restrict the rights and remedies of Purchaser and the other Indemnified Parties pursuant to Article X in the event of actual fraud in the making of the representations and warranties contained in Article III and Article IV of this Agreement or any agreement or certificate delivered by Seller pursuant to this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that:

5.1           Organization, Power and Authorization. Purchaser is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Purchaser is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Contemplated Transactions. Purchaser has the power to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Purchaser has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. Purchaser’s execution, delivery and performance of each Transaction Document to which it is a party have been duly authorized.

5.2           Binding Effect and Noncontravention.

(a)       This Agreement has been duly executed and delivered by Purchaser and constitutes, and each other Transaction Document to which Purchaser is a party when executed and delivered will constitute, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

(b)       The execution, delivery and performance by Purchaser of the Transaction Documents to which it is a party do not (i) violate any material Law to which Purchaser is subject or its Organizational Documents or (ii) except as set forth on Schedule 2.7(b)(v), require any authorization, consent, release, waiver, approval or notice by or to, or registration, declaration or filing with, any Person.

5.3           Brokers. Purchaser has not retained any broker in connection with the Contemplated Transactions. Seller will not have any obligation to pay any broker’s, finder’s, investment banker’s, financial advisor’s or similar fee in connection with this Agreement or the Contemplated Transactions by reason of any action taken by or on behalf of Purchaser.

5.4           Litigation. Purchaser is not (a) subject to any outstanding injunction, judgment, order or decree, or (b) party to or, to Purchaser’s Knowledge, threatened to be made a party to, any proceeding, hearing, legal action, suit, arbitration or other legal or administrative proceeding, which would reasonably be expected to have an adverse effect on Purchaser’s ability to consummate the Contemplated Transactions or otherwise perform its obligations under any Transaction Document to which it is a party.

5.5           Investment. Purchaser is acquiring the Purchased Securities for its own account, for investment only, and not with a view toward, or for sale in connection with, any distribution thereof, nor with the present intention of distributing or selling the Purchased Securities. Purchaser will not offer to sell or otherwise dispose of the Purchased Securities in violation of any Law applicable to any such offer, sale or other disposition. Purchaser acknowledges that (a) the Purchased Securities have not been registered under the Securities Act or any state securities laws, (b) there is no public market for the Purchased Securities and there can be no assurance that a public market will develop, and (c) Purchaser must bear the economic risk of its investment in the Purchased Securities for an indefinite period of time. Purchaser is an “accredited investor” within the meaning of the Securities and Exchange Commission Rule 501 of Regulation D of the Securities Act, as presently in effect.

5.6           Financing.

(a)          Financing Letters. Purchaser has delivered to Seller true, correct and complete copies of duly executed debt commitment letters, dated as of the date of this Agreement, among Purchaser and the financial institutions party thereto (the “Lenders”) (including all exhibits, schedules, and annexes thereto, as may be amended or modified in accordance with the terms hereof, collectively the “Debt Commitment Letters”), pursuant to which the Lenders have committed, subject to the terms and conditions thereof, to provide the debt financing described therein (the “Debt Financing”). Purchaser has also delivered to Seller a true, correct and complete copy of each executed fee letter that relates to the Debt Financing (provided, however, that the fee amounts, pricing caps and other economic terms, and the rates (but not covenants), may be redacted, none of which redacted provisions could adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing). There are no conditions precedent or contingencies related to the funding of the full amount of the Debt Financing at or prior to the Closing under the Debt Commitment Letters other than as expressly set forth in the Debt Commitment Letters.

(b)          No Amendments. As of the date of this Agreement, (i) the Debt Commitment Letters and the terms of the Debt Financing have not been amended or modified; (ii) no such amendment or modification is contemplated except as otherwise expressly set forth therein; and (iii) the respective commitments contained in the Debt Commitment Letters have not been withdrawn (or contemplated to be), terminated or rescinded in any respect by Purchaser and, to the knowledge of Purchaser, the other parties thereto.

(c)          Sufficiency of Financing. Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letters and (ii) the satisfaction of the conditions to Purchaser’s obligation to consummate the Contemplated Transactions (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction), the Debt Financing, together with cash on hand of Purchaser, is sufficient to (A) make all payments, without duplication, contemplated by the Contemplated Transactions; and (B) pay all fees and expenses required to be paid by Purchaser in connection with the consummation of the Contemplated Transactions, including those required to be paid at the Closing in connection with the Contemplated Transactions.

(d)          Validity. Each of the Debt Commitment Letters (each in the form delivered by Purchaser to Seller) is, as of the date hereof, (i) in full force and effect, and constitutes the legal, valid and binding obligations of, Purchaser and, to the knowledge of Purchaser, the other parties thereto, and (ii) enforceable against Purchaser and, to the knowledge of Purchaser, the other parties thereto, in accordance with their terms, in each case, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and subject to general principles of equity.

(e)          No Default; No Condition Precedent. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Article VIII, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or, to the knowledge of Purchaser, any other parties thereto under any term or condition of the Debt Commitment Letters or a failure of any condition to the Debt Financing or otherwise result in any portion of the Debt Financing being unavailable on the Closing Date. Purchaser has fully paid all commitment fees or other fees in connection with the Debt Commitment Letters that are payable on or prior to the date hereof. In no event shall the receipt by, or the availability of any funds or financing to, Purchaser or any of its Affiliates or any other financing be a condition to Purchaser’s obligation to consummate the Contemplated Transactions.

5.7           No Beneficial Ownership of Seller. In the four (4) years prior to the date of this Agreement, neither Purchaser nor any controlled Affiliate thereof has been, and neither Purchaser nor any controlled Affiliate thereof will be at the Closing, a beneficial owner, directly or indirectly, of Seller’s voting stock.

5.8           Independent Investigation; No Reliance. In connection with its investment decision, Purchaser and/or its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Acquired Companies as desired by Purchaser. The purchase of the Purchased Securities by Purchaser and the consummation of the Contemplated Transactions by Purchaser are not done in reliance upon any representation or warranty by, or information from, Seller, the Acquired Companies or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article III and Article IV (in each case, as modified by the Disclosure Schedule), and Purchaser acknowledges that Seller and the Acquired Companies expressly disclaim any other representations and warranties. Purchaser further acknowledges that none of Seller, the Acquired Companies or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Acquired Companies, their businesses or the Contemplated Transactions not specifically and expressly set forth in Article III and Article IV (in each case, as modified by the Disclosure Schedule), and none of Seller, the Acquired Companies or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives of, or Purchaser’s use of, any such information, including any confidential information memoranda distributed on behalf of the Acquired Companies relating to their respective businesses or other publications or data room (including any electronic or “virtual” data room) information provided or made available to Purchaser or its representatives, or any other document or information in any form provided or made available to Purchaser or its representatives, including management presentations, in connection with the purchase and sale of the Purchased Securities and the Contemplated Transactions (any of the foregoing, an “Extra-Contractual Statement”). PURCHASER AND ITS AFFILIATES HEREBY EXPRESSLY WAIVE AND ARE NOT RELYING ON, ANY EXTRA-CONTRACTUAL STATEMENT, AND PURCHASER AND ITS AFFILIATES HEREBY EXPRESSLY WAIVE AND RELINQUISH ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY EXTRA-CONTRACTUAL STATEMENT HERETOFORE FURNISHED OR MADE AVAILABLE TO PURCHASER OR ITS REPRESENTATIVES OR AFFILIATES BY OR ON BEHALF OF SELLER, THE ACQUIRED COMPANIES OR ANY OF THEIR AFFILIATES (IT BEING INTENDED THAT NO SUCH PRIOR EXTRA-CONTRACTUAL STATEMENT WILL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE CLOSING OF THE CONTEMPLATED TRANSACTIONS). Nothing in this Section 5.8 shall limit or restrict the rights and remedies of Purchaser and the other Indemnified Parties pursuant to Article X in the event of actual fraud in the making of the representations and warranties contained in Article III and Article IV of this Agreement or any agreement or certificate delivered by Seller pursuant to this Agreement.

ARTICLE VI
INTERIM PERIOD COVENANTS

6.1           Conduct of the Companies.

(a)          From the date hereof until the Effective Time or until the earlier termination of this Agreement (the “Interim Period”), Seller shall not, and shall cause the Acquired Companies not to, enter into (or agree to enter into) any transaction with respect to the Purchased Securities, except as contemplated by this Agreement (including, without limitation, Section 6.2(c)) or with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. During the Interim Period, except as otherwise contemplated by this Agreement, set forth on Schedule 6.1(a) or consented to in writing by Purchaser, Seller shall, and shall cause the Acquired Companies to: (i) conduct the Business in the ordinary course of business; (ii) use commercially reasonable efforts to preserve intact the Business and to keep available the services of the Transferred Employees (as defined below), provided, that Seller and its Affiliates shall have no obligation to pay any Transferred Employee any stay or retention bonus or similar payment; and (iii) use commercially reasonable efforts to preserve the goodwill of, and maintain satisfactory relationships with, all material customers, suppliers, distributors, lessors, tenants, creditors, debtors, employees, consultants and agents of the Business.

(b)          Without limiting the foregoing, during the Interim Period, the Acquired Companies will not take any action or omit to take any action that would, if such action or omission occurred between December 31, 2020 and the date hereof, constitute a breach of the representations and warranties contained in Section 4.5.

(c)          Notwithstanding the foregoing or any other provision of this Agreement, Purchaser shall not have the right, directly or indirectly, to control or direct the operations of

Seller or any of the Acquired Companies prior to the Effective Time. During the Interim Period, Seller and the Acquired Companies shall grant Purchaser, upon reasonable notice to Seller, reasonable access to any employee of the Acquired Companies for either in-person, phone or video meetings during normal business hours.

6.2           No-Solicitation.

(a)          No Solicitation or Negotiation. Except as set forth in this Section 6.2, until the Effective Time, Seller and its Subsidiaries (including the Acquired Companies) shall not, and Seller shall cause its and their respective directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives (collectively, “Representatives”) not to, directly or indirectly:

(i)           solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or engage, participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, an Acquisition Proposal;

(ii)          enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any Person any non-public information or afford any Person other than Purchaser access to such party’s property, books or records (except pursuant to a request by a Government Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(iii)         take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, but subject to compliance with the other applicable terms of this Section 6.2, prior to receipt of the Seller Shareholder Approval, Seller may (A) furnish non-public information with respect to the Acquired Companies to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal; provided that prior to taking any of the actions contemplated by clauses (A) and (B) above (w) Seller has received a bona fide written unsolicited Acquisition Proposal from a Qualified Person, (x) Seller receives from such Qualified Person an executed confidentiality agreement on terms not less restrictive than exist in the Confidentiality Agreement and additional provisions that expressly permit such party to comply with this terms of this Section 6.2 (a copy of which shall be provided to Purchaser), (y) Seller has not materially breached this Section 6.2 with respect to such Acquisition Proposal, and (z) the Seller Board has determined, after consultation with outside legal counsel, that the failure to take such actions would reasonably be expected to be inconsistent with the Seller Board’s fiduciary duties under applicable Law. Any information made available or provided to a Qualified Person pursuant to this Section 6.2 by or on behalf of Seller shall, substantively concurrently therewith, be made available or provided to Purchaser (unless such information has already been provided to Purchaser).

(b)           No Change in Recommendation or Alternative Acquisition Agreement.

(i)            Prior to the Effective Time, the Seller Board shall not, except as set forth in this Section 6.2, (A) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Seller Board with respect to the Contemplated Transactions, (B) fail to include the Seller Board Recommendation in the Proxy Statement that is mailed to Seller’s shareholders in connection with the Contemplated Transactions pursuant to this Agreement or (C) if any Person (other than Purchaser) shall have publicly announced an Acquisition Proposal (or publicly announced any material modification thereto), fail to publicly reaffirm the Seller Board Recommendation within ten (10) Business Days (or if the Seller Shareholders Meeting is scheduled to be held within ten (10) Business Days from the date of such announcement, promptly and in any event prior to the date on which the Seller Shareholders Meeting is scheduled to be held) of being requested to do so by Purchaser (any of clauses (A), (B) or (C), a “Seller Board Recommendation Change”);

(ii)          except as set forth in this Section 6.2, Seller shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, purchase agreement, exchange agreement or similar agreement (an “Alternative Acquisition Agreement”) contemplating any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(a) entered into in the circumstances referred to in Section 6.2(a)); and

(iii)         the Seller Board, and each committee thereof, shall not, except as set forth in this Section 6.2, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

(c)          Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.2), at any time after the date of this Agreement and prior to receipt of the Seller Shareholder Vote, the Seller Board may effect a Seller Board Recommendation Change or terminate this Agreement in order to enter into an Alternative Acquisition Agreement, with respect to an unsolicited bona fide Acquisition Proposal that did not result from a breach of this Section 6.2 if (and only if): (i) the Seller Board shall have determined (A) after consultation with Seller’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and (B) after consultation with Seller’s outside legal counsel, that the failure to make such Seller Board Recommendation Change would reasonably be expected to be inconsistent with the Seller Board’s fiduciary obligations under applicable Law; (ii) Seller has provided at least four (4) Business Days prior written notice to Purchaser that it intends to effect a Seller Board Recommendation Change, including a description in reasonable detail of the reasons for such recommendation change, and written copies of any relevant proposed transactions agreements (and related ancillary agreements, including any financing commitments) with any party making a potential Superior Proposal (including the identity of the Person making such Superior

Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Seller Board Recommendation Change for purposes of this Agreement); (iii) Seller shall, and shall cause its Representatives to, during such four (4) Business Day period, negotiate with Purchaser in good faith to make such adjustments in the terms and conditions of this Agreement so that the Acquisition Proposal ceases to constitute a Superior Proposal, if Purchaser, in its discretion, proposes to make such adjustments; (iv) Seller has complied in all material respects with the requirements of this Section 6.2 in connection with such Superior Proposal; and (v) if Purchaser shall have delivered to Seller a written offer to alter the terms or conditions of this Agreement during the four (4) Business Day period referred to in clause (ii) above, the Seller Board shall have determined in good faith, after considering the terms of such offer by Purchaser, (A) after consultation with Seller’s outside legal counsel and financial advisors, that the Acquisition Proposal still constitutes a Superior Proposal and (B) after consultation with Seller’s outside legal counsel, that a Seller Board Recommendation Change would still be required for the Seller Board to be consistent with its fiduciary obligations under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration Seller’s shareholders or Seller would receive as a result of such potential Superior Proposal), Seller shall be required to provide Purchaser with written notice of such material amendment and there shall be a new three (3) Business Day period following such notification during which Seller shall comply again with the requirements of this Section 6.2(c), and the Seller Board shall not make a Seller Board Recommendation Change prior to the end of any such period as so extended.

(d)           Notices of Proposals. Seller will as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify Purchaser of its receipt of any Acquisition Proposal and (ii) provide Purchaser a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the Person making such Acquisition Proposal, and copies of all written communications with such Person with respect to such actual or potential Acquisition Proposal. Seller shall (A) notify Purchaser, in writing, of any decision of the Seller Board as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached), (B) provide Purchaser with written notice setting forth such information as is reasonably necessary to keep Purchaser informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto, and (C) promptly (and in any event within twenty-four (24) hours of such determination) notify Purchaser of any determination by the Seller Board that such Acquisition Proposal constitutes a Superior Proposal.

(e)          Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit Seller or the Seller Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Seller or the Seller Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Seller is unable to take a position with respect to the bidder’s tender offer unless the Seller Board determines in good faith, after consultation with Seller’s outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(f)           Cessation of Ongoing Discussions. Seller shall, and shall cause its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 6.2. Seller will immediately revoke or withdraw access of any Person (other than Seller, Purchaser and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Acquired Companies and request from each third party (other than Seller, Purchaser and their respective Representatives) the prompt return or destruction of all non-public information with respect to the Acquired Companies previously provided to such Person.

(g)          Intervening Event. In response to an Intervening Event (as defined below) that has occurred after the date of this Agreement but prior to the receipt of the Seller Shareholder Vote, the Seller Board may, prior to the receipt of the Seller Shareholder Vote, effect a Seller Board Recommendation Change if (and only if): (i) the Seller Board shall have determined (after consultation with Seller’s outside legal counsel) that the failure to make such Seller Board Recommendation Change would reasonably be expected to be inconsistent with the Seller Board’s fiduciary obligations under applicable Law, (ii) prior to effecting the Seller Board Recommendation Change, Seller promptly notifies Purchaser, in writing, at least five (5) Business Days (the “Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a Seller board Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; (iii) Seller shall, and shall cause its Representatives to, during the Intervening Event Notice Period, negotiate with Purchaser in good faith to make such adjustments in the terms and conditions of this Agreement so that the underlying facts giving rise to, and the reasons for taking such action, ceases to constitute an Intervening Event, if Purchaser, in its reasonable discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Intervening Event Notice Period, there is any material development in an Intervening Event, the Intervening Event Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Intervening Event Notice Period subsequent to the time Seller notifies Purchaser of any such material development (it being understood that there may be multiple extensions)); and (iv) the Seller Board still determines in good faith, after consulting with Seller’s outside legal counsel, that the failure to effect such Seller Board Recommendation Change, after taking into account any adjustments made by Purchaser during the Intervening Event Notice Period, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Seller acknowledges and hereby agrees that any Seller Board Recommendation Change effected (or proposed to be effected) in response to or in connection with any Acquisition Proposal may be made solely and exclusively pursuant to Section 6.2(c) only, and may not be made pursuant to this Section 6.2(g). “Intervening Event” means, with respect to Seller any material event, circumstance, change, effect, development, or condition occurring or arising after the date hereof that (A) affects the business, assets or operations of the Acquired Companies, (B) was not known to, nor reasonably foreseeable by, or if known, the effect of which was not reasonably foreseeable by, any member of the Seller Board (assuming consultations with appropriate officers and Representatives of Seller) as of or prior to the date of this Agreement, (C) becomes known to the Seller Board prior to the receipt of the Seller Shareholder Vote and (D) did not result from or arise out of the announcement or pendency of, or any actions required to be taken by either Purchaser or Seller (or to be refrained from being taken by such Purchaser or Seller) pursuant to, this Agreement; provided, however, that in no event shall (x) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event or (y) a change in the market price or trading volume of the equity or debt securities of Seller or of the equity or credit ratings or the ratings outlook for Seller by any applicable rating agency (in and of themselves) constitute an Intervening Event.

6.3           Proxy Statement.

(a)          In connection with the Seller Shareholders Meeting, as soon as reasonably practicable (and in no event later than forty-five (45) days after the date hereof), Seller shall prepare and file with the SEC the Proxy Statement in preliminary form. Seller shall set a record date for determining Seller’s stockholders entitled to attend the Seller Shareholders Meeting as promptly as reasonably practicable after the date hereof. Seller shall cause the Seller Shareholders Meeting to be duly called and held as soon as reasonably practicable following clearance of the Proxy Statement by the SEC for the purpose of voting on the adoption and approval of this Agreement and the transactions contemplated hereby. As soon as reasonably practicable following the establishment of the record date for the Seller Shareholders Meeting and clearance of the Proxy Statement by the SEC, Seller shall cause the Proxy Statement to be mailed to each of Seller’s shareholders entitled to vote at the Seller Shareholders Meeting. Seller shall ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act. Purchaser shall promptly furnish all information concerning itself as may reasonably be required by Seller in connection with the Proxy Statement. Each of Seller and Purchaser shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and Seller shall promptly amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with SEC and mailed to its shareholders, in each case as and to the extent required by applicable Law. Prior to any filing or mailing of the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Seller shall provide Purchaser a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by Purchaser. Seller may adjourn or postpone the Seller Shareholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to Seller’s shareholders within a reasonable amount of time in advance of the Seller Shareholders Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Seller Shareholders Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of capital stock of Seller represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Seller Shareholders Meeting. The Seller Board shall (A) subject to Section 6.2, include the Seller Board Recommendation in the Proxy Statement, and (B) otherwise comply with all Laws applicable to the Seller Shareholders Meeting.

(b)          Seller and Purchaser shall each promptly make all necessary filings with respect to the Contemplated Transactions under the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder, and each party shall furnish to the other party all information concerning the other party as may be reasonably requested in connection with any such actions.

6.4           Seller Shareholder Approval. Subject to Section 6.2, Seller, acting through the Seller Board, shall use reasonable best efforts to obtain the Seller Shareholder Approval (as defined below) at the Seller Shareholders Meeting.

6.5          Access to Books and Records. During the Interim Period, to the extent consistent with applicable Law, Seller shall, and Seller shall cause each Acquired Company to, provide Purchaser and its authorized representatives with reasonable access at reasonable times and upon reasonable advance notice to the offices, properties, personnel, books and records of the Acquired Companies in order for Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Acquired Companies; provided, that such access does not unreasonably interfere with the normal operations of the Acquired Companies. Neither the Acquired Companies nor Seller makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 6.5, and Purchaser may not rely on the accuracy of any such information, other than the representations and warranties of the Acquired Companies expressly and specifically set forth in Article IV, as qualified by the Disclosure Schedule. Following the Closing, Seller shall, at the reasonable request of Purchaser, reasonably cooperate with Purchaser in providing information regarding the Acquired Companies, and, to the extent information regarding the Acquired Companies is held by Seller, provide such information to Purchaser, to the extent necessary for Purchaser to prepare and file filings required to be made by Purchaser under the Exchange Act, including pursuant to Form 8-K and any financial statements required in connection therewith; provided, however, that such cooperation shall be provided at no out-of-pocket cost or expense to Seller and shall not unreasonably interfere with the normal operations of Seller or any of its Affiliates.

6.6           Interim Period Public Disclosure. Except as may be required by applicable Law, including the Securities Act or Exchange Act, or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Purchaser and Seller and (b) both Purchaser and Seller shall consult with one another before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions or this Agreement; provided, however, that subject to applicable disclosure obligations of Seller under applicable Law, the restrictions set forth in this Section 6.6 shall not apply to any communications by Seller with respect to any Acquisition Proposal, Superior Proposal, Recommendation Change Notice or Seller Board Recommendation Change, in each case, made in accordance with Section 6.2.

6.7           Notification of Breaches. Each party agrees that it shall promptly notify in writing the other party if such notifying party becomes aware of any breach of, or inaccuracy in, or of any facts or circumstances constituting or resulting in the breach of, or inaccuracy in, any representation, warranty, covenant or agreement of such notifying party or of such other party that would cause a failure of the conditions to Closing set forth in Article VIII with respect to such party.

6.8           Efforts to Consummate. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, and to assist and cooperate with the other party in taking or causing to be taken, all actions and to use its commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to cause the conditions set forth in Article VIII to be satisfied and to consummate and make effective the Contemplated Transactions, including (a) preparing and filing as promptly as practicable after the date hereof with any Government Entity all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, to the extent applicable, (b) obtaining and maintaining all approvals, consents, registrations, Permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Government Entity to consummate the Contemplated Transactions and (c) executing and delivering any additional instruments necessary to consummate the Contemplated Transactions. Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall either party be required to (a) effect any sale, divestiture, disposition, license, holding separate or other structural or behavioral remedy with respect to its or any of its Affiliate’s assets, properties or business, (b) terminate any existing relationship or contractual right or obligation or (c) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Government Entity in connection with the Contemplated Transactions.

6.9           Financing Cooperation.

(a)          Prior to the Closing, the Acquired Companies shall provide to Purchaser, and shall use commercially reasonable efforts to cause their respective officers, employees, representatives and advisors, including legal and accounting, to provide to Purchaser, such customary cooperation as may be reasonably requested by Purchaser in connection with the Debt Financing, including the following: (i) furnishing Purchaser and the Lenders with such financial and operating data and other information with respect to the Acquired Companies as is reasonably requested by Purchaser and the Lenders and is customarily required for consummation of debt financings similar to the Debt Financing, including, without limitation, information that would enable the Lenders to have a quality of earnings report prepared, together with, to the extent required, a customary authorization letter authorizing the distribution of such information; (ii) using commercially reasonable efforts: (A) to assist in the preparation and negotiation of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, and customary officer’s certificates) as may reasonably be requested; and (B) to facilitate the pledging of collateral; (iii) furnishing Purchaser and the Lenders promptly with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation, that has been reasonably requested by Purchaser in writing, at least five (5) Business Days prior to the Closing Date and (iv) participating in a reasonable number of virtual or telephone meetings and due diligence sessions.

(b)          Purchaser shall: (i) promptly reimburse Seller, the Acquired Companies and any of their respective Affiliates and representatives for all of the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller, the Acquired Companies and any of their respective Affiliates and representatives in connection with this Section 6.9; and (ii) indemnify and hold harmless Seller, the Acquired Companies and any of its Affiliates and representatives from and against all claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, Taxes, costs (including cost of investigation), expenses (including reasonable and documented attorneys’ fees) or settlement payments suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith other than as a result of Seller’s or the Acquired Companies’ actual fraud or intentional misrepresentation, as finally determined by a court of competent jurisdiction. Purchaser shall provide Seller prompt written notice upon becoming aware of any material breach by any party to any Debt Commitment Letter, any failure to carry out any of the material terms of any Debt Commitment Letter by any party thereto or any termination of any Debt Commitment Letter by any party thereto. Purchaser shall keep Seller informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the financings contemplated by the Debt Commitment Letters.

(c)           Notwithstanding anything in this Agreement to the contrary (including this Section 6.9), none of the Acquired Company, Seller or any of their respective Affiliates or representatives shall: (i) be required to waive or amend any terms of this Agreement or agree to pay any commitment or other fee or reimburse any expenses prior to the Closing; (ii) be required to incur any liability or give any indemnity in connection with the Debt Financing prior to the Closing; (iii) be required to take any action that would require any director, officer or employee of Seller or any of the Acquired Companies to execute any document, agreement, certificate or instrument (other than with respect to any authorization letter described in this Section 6.9) that would become effective prior to the Closing; (iv) be required to take any action that would unreasonably interfere with the ongoing business or operation of the Acquired Companies, Seller or any of their respective Affiliates or representatives; (v) cause any representation or warranty in this Agreement to be breached or become inaccurate; (vi) be required to take any action that would cause any director, officer or employee of Seller or the Acquired Companies to incur any personal liability other than in connection with actual fraud; (vii) conflict with or violate the Organizational Documents of Seller or the Acquired Companies or applicable Law; (viii) result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any agreement to which Seller or any of its Subsidiaries is a party and not entered into in connection therewith; (ix) provide access to or disclose information that Seller reasonably determines would jeopardize any attorney-client privilege of Seller or any of its Subsidiaries or which is restricted or prohibited under applicable Law; or (x) prepare separate financial statements for Seller or any of its Subsidiaries or change any fiscal period.

ARTICLE VII
ADDITIONAL COVENANTS

7.1           Non-Competition. Neither Seller nor any of its Affiliates or designees (each, a “Restricted Party”) during the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), shall:

(a)          design, develop, license, manufacture, distribute, sell or support (or knowingly assist any third party, directly or indirectly, in designing, developing, licensing, manufacturing, distributing, selling or supporting) any existing product of the Business or on any related roadmap or any other similar product anywhere in the world (provided, however, that the restrictions set forth in this Section 7.1(a) shall not (i) prohibit any Restricted Party from being an investor in a mutual fund or a diversified investment company, (ii) prohibit any Restricted Party from being a passive owner of not more than five percent (5%) in the aggregate of an outstanding class of publicly traded securities or (iii) in any way limit or prohibit Seller’s or any of its Affiliates’ (A) actions or operations with respect to Seller’s Services and Support segment or (B) strategic investments in Quortus Limited, Spyrus Solutions, Inc. and Kogniz, Inc.);

(b)            directly or indirectly (i) solicit for employment or any similar arrangement any employee of the Companies or of the Company Subsidiaries or (ii) hire or knowingly assist any other Person in hiring any employee of the Companies or of the Company Subsidiaries (provided, however, that this Section 7.1(b) shall not apply to (A) employees of the Companies or of the Company Subsidiaries who have been terminated by the Companies or any of their Affiliates (including Purchaser) after Closing, (B) employees of the Companies who have left the employment of the Companies or any of their Affiliates (including Purchaser) for a period of at least six (6) months and (C) any general solicitations for employment (such as any newspaper, periodical or internet help wanted advertisement or any search firm engagement) and any hiring arising out of such general solicitations); or

(c)          directly or indirectly cause, solicit, induce or encourage any client, customer, supplier or licensor of the Business or the Companies prior to the Closing to terminate or modify any such relationship.

7.2           Employee Matters.

(a)          Purchaser will offer, subject to satisfactory completion of Purchaser’s standard pre-employment screening process, which may include background checks, employment to each of the persons identified on Schedule 7.2(a) (all such persons identified on Schedule 7.2(a) who accept Purchaser’s offer of employment and satisfy the requirements of Purchaser’s pre-employment screening process, the “TNI Transferred Personnel”). Schedule 7.2(a) may be updated and changed by Purchaser at any time during the thirty (30) day period immediately following the date hereof, at which time such schedule shall be considered final by the parties. Effective prior to 11:59:59 p.m. on the day prior to the Closing Date, Seller will terminate, or cause the termination of, the employment of each of the TNI Transferred Personnel. Purchaser will not be responsible for any severance obligations arising out of Seller’s termination of any TNI Transferred Personnel (including but not limited to any wages, bonuses, commissions, vacation, paid time off, severance payments, severance benefits and expense reimbursements that have been earned or that is due upon or arising out of the termination of employment of each of the TNI Transferred Personnel), and Seller shall retain and discharge any such severance obligations. With respect to the employees of TN Europe or any Subsidiary thereof (the “UK Employees” and, together with the TNI Transferred Personnel, the “Transferred Employees”), the parties acknowledge and agree that the employment of the UK Employees will not be terminated by the Closing except as expressly set forth herein; provided, however, that nothing herein shall in any way limit Purchaser’s right to terminate the employment of any of the Transferred Employees after the Closing Date.

(b)          For purposes of determining eligibility to participate, vesting and determination of the level of benefits (but not accrual or entitlement to benefits other than severance benefit accrual where length of service is relevant and paid time off) for Transferred

Employees under all employee benefit plans and arrangements of Purchaser and its Affiliates (including the Acquired Companies after the Closing), Purchaser shall recognize service with Seller or Net2Edge, as applicable.

(c)          Purchaser agrees that, during the period commencing on the Closing Date and ending on the one (1)-year anniversary thereof, each Transferred Employee who continues to be employed by Purchaser or its Affiliates (including the Acquired Companies after the Closing) after the Closing will continue to be provided with employee benefits that are substantially comparable to the employee benefits offered to similarly-situated employees of Purchaser. Purchaser further agrees that (i) it will comply with the wage and working conditions requirements outlined in the Labor Condition Application for all Transferred Employees on H-1B non-immigration visa status and (ii) during the period commencing on the Closing Date and ending on the six (6)-month anniversary thereof, each Transferred Employee who continues to be employed by Purchaser or its Affiliates (including the Acquired Companies after the Closing) after the Closing will continue to be provided with a salary that is substantially comparable in the aggregate to the salary in effect with respect to such Transferred Employee immediately prior to the Closing; provided, however, that a Transferred Employee may waive the foregoing undertaking of Purchaser. Nothing herein shall in any way limit Purchaser’s right to terminate the employment of any of the Transferred Employees after the Closing Date.

(d)          With respect to any UK Employees terminated by Purchaser (acting by the relevant Subsidiary) during the sixty (60) day period after the Closing, Purchaser shall, within such sixty (60) day period, submit to Seller an invoice detailing any statutory redundancy and minimum notice period costs incurred by Purchaser with respect to any such terminations and Seller shall promptly pay such invoice; provided, however, that (i) Purchaser shall use commercially reasonable efforts to minimize such statutory redundancy and minimum notice period costs incurred by Purchaser and (ii) in no event shall Seller be responsible for any costs, fees or expenses arising out of the termination of any UK Employee following the Closing (including, without limitation, pursuant to this Section 7.2(d)) in excess of the UK Reimbursement Amount.

(e)          Purchaser will be responsible for providing continuation coverage to the extent required under COBRA to all Transferred Employees, including any dependents or beneficiaries thereof, who are or become “M&A Qualified Beneficiaries” (as defined in Treasury Regulations §54.4980B-9) as a result of the consummation of Contemplated Transactions.

(f)           With respect to each employee benefit plan and arrangement of Purchaser providing medical, dental, pharmaceutical and vision benefits in which any Transferred Employee becomes eligible to participate after the Closing, Purchaser shall waive or use commercially reasonable efforts to cause the applicable provider to waive, all pre-existing condition limitations, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees and their eligible dependents, other than any such limitations, exclusions and waiting periods that are in effect with respect to such individuals and have not been satisfied under the analogous welfare benefit plan sponsored or participated in by Seller or Net2Edge, as applicable, immediately prior to the Closing.

(g)          Nothing in this Section 7.2 shall create any right in any Person, including any employees, former employees, any participant in any benefits plan maintained by Purchaser or any of its Affiliates or any beneficiary thereof, nor create any right to continued employment with Purchaser, the Acquired Companies or any of their Affiliates, nor be construed in any way as modifying or amending the provisions of any Benefit Plan or any benefits plan maintained by Purchaser or any of its Affiliates.

7.3           Record Retention. For a period of seven years after the Closing Date, without the prior written consent of Seller (which will not be unreasonably withheld, conditioned or delayed), Purchaser will not, and will cause the Acquired Companies to not, dispose of or destroy any of the books and records of the Acquired Companies which may be relevant to any legal, regulatory or Tax audit, investigation, inquiry or requirement of Seller or the Acquired Companies without first offering such records to Seller. Purchaser will, and will cause the Acquired Companies to, upon reasonable notice, afford Seller and its representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records only for the purposes of any legal, regulatory or Tax audit, investigation, inquiry or requirement for which such books and records are required in connection therewith; provided, that prior to providing such books and records, Seller and its representatives shall execute a confidentiality agreement in a form reasonably acceptable to Purchaser.

7.4           Further Assurances. Purchaser and Seller will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably necessary to effect the Contemplated Transactions. If at any time after the Closing Date any further action is reasonably necessary to carry out the purposes of the Contemplated Transactions, each party hereto will take such further action (including the execution and delivery of such further instruments and documents) as the other party may reasonably request at the sole cost and expense of the requesting party.

7.5           Insurance; Organizational Documents.

(a)       For a period of six (6) years after the Closing Date, Purchaser shall cause the Acquired Companies to honor and maintain in effect all indemnification, hold harmless and advancement of expenses rights in favor of all past and present directors, managers, governors, officers and employees of the Acquired Companies, and employees of Seller (solely to the extent such employees performed services for or on behalf of TNI) (collectively, the “Company Indemnified Parties”), pursuant to the Organizational Documents of the Acquired Companies and indemnification agreements of the Acquired Companies, if any, in existence on the date hereof, in any such case, provided that such Organizational Documents or indemnification agreements were made available to Purchaser prior to the date hereof. Notwithstanding Section 11.7, the provisions of this Section 7.5 are intended to be for the benefit of, and will be enforceable by, each Company Indemnified Party, his or her heirs and his or her representatives and are not intended to be in substitution for any other right to indemnification or contribution that any such Company Indemnified Parties may have by contract or otherwise.

(b)       In the event that Purchaser, the Acquired Companies or any of their respective successors or assigns: (i) consolidates with, merges or amalgamates into any other

Person and is not the continuing or surviving corporation or entity of such consolidation, merger or amalgamation, or (ii) transfers or conveys all or substantially all of its properties and assets to any other Person then, and in each such case, Purchaser will ensure that proper provisions are made so that the successors and assigns of Purchaser, the Acquired Companies, or, in each case, all or substantially all of its or their properties and assets, as the case may be, and their successors and assigns, as applicable, assume or are bound by the obligations set forth in this Section 7.5.

(c)           Notwithstanding anything herein to the contrary, if any claim (whether arising before, at or after the Closing) is made against any past or present director, manager, governor, officer or employee of the Acquired Companies, or any employee of Seller (solely to the extent such employee performed services for or on behalf of TNI), on or prior to the sixth anniversary of the Closing Date, the provisions of this Section 7.5 will continue in effect until the final disposition of such claim.

(d)          Nothing in this Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Acquired Companies or any of their respective directors, managers, governors, officers or employees.

7.6           Certain Tax Matters.

(a)           Responsibility for Preparing and Filing Tax Returns.

(i)       Seller will prepare or cause to be prepared all Tax Returns for each of the Companies and Company Subsidiaries for taxable periods ending on or before the Closing Date. After receipt of such Tax Returns from Seller incorporating any revisions required in accordance with Section 7.6(a)(iii), Purchaser will cause such Tax Returns to be timely filed.

(ii)       Purchaser will prepare or cause to be prepared and timely file or caused to be timely filled all Tax Returns of the Companies and the Company Subsidiaries other than the Tax Returns prepared by Seller pursuant to Section 7.6(a)(i).

(iii)       In the case of any Tax Return of either Company or any Company Subsidiary for a Pre-Closing Tax Period, such Tax Return will be prepared in a manner that is consistent with practices, procedures, and accounting methods of such Company or Company Subsidiary in existence on the date hereof and consistent with the conventions in Section 7.6(b). At least thirty (30) days prior to the due date of any Tax Return relating to the Pre-Closing Tax Period other than a Straddle Period (after applicable extensions), the party responsible for preparing such Tax Return (the “Preparing Party”) will deliver such Tax Return to the other party (the “Reviewing Party”) for the Reviewing Party’s review and comment. Within ten (10) days following receipt of such Tax Return, the Reviewing Party will notify the Preparing Party in writing of any reasonable objections the Reviewing Party may have to any items set forth in such Tax Return and the Preparing Party and the Reviewing Party will consult and attempt to resolve in good faith any such objection and to mutually consent to the filing of such Tax Return;

provided, that if the Preparing Party and the Reviewing Party are unable to resolve any objection raised by the Reviewing Party within ten (10) days after the Reviewing Party notifies the Preparing Party in writing of any objection relating to such Tax Return, the dispute will be submitted to the Accounting Firm for resolution in accordance with Section 2.5(c).

(b)       Certain Conventions. For purposes of any Income Tax Returns of either Company or any Company Subsidiary for the Pre-Closing Tax Period, unless otherwise required by applicable Law: (i) such Company will make the election under Revenue Procedure 2011-29 to apply the 70% safe harbor to any “success based fee” as defined in Treasury Regulation Section 1.263(a)-5(f) for purposes of determining Transaction Tax Deductions; and (ii) any gains, income, deductions, losses, or other items resulting from transactions outside of the ordinary course occurring on the Closing Date and not contemplated by this Agreement, but after the Closing, including any relating to the financing of the Contemplated Transactions by Purchaser or any of its Affiliates, will be allocated to the Post-Closing Tax Period.

(c)       Certain Post-Closing Actions. Neither Purchaser nor any of its Affiliates will (i) file, amend, refile, supplement, revoke or otherwise modify any Tax Return or Tax election of any Acquired Company with respect to any Pre-Closing Tax Period (other than a Straddle Period), (ii) make any Tax election that has retroactive effect to any such Tax year of any Acquired Company (other than a Straddle Period), (iii) take any action with respect to any such Tax Returns to extend the applicable statute of limitations, (iv) file a Tax Return with respect to any Acquired Company for a Pre-Closing Tax Period (other than a Straddle Period) in a jurisdiction in which such Acquired Company did not file such Tax Return prior to Closing, or (v) take any action on the Closing Date (other than as expressly contemplated by this Agreement) that is outside the ordinary course of business that Purchaser knows or ought reasonably to have known will create a Tax liability for Seller, in each such case without the prior written consent of Seller (not to be unreasonably withheld or delayed). Prior to making any voluntary disclosure, amnesty or similar filing with respect to any Acquired Company for a Pre-Closing Tax Period (other than a Straddle Period), Purchaser or its Affiliates will provide written notice to Seller and the parties will cooperate in determining the most reasonable approach for addressing any such actions. Purchaser will indemnify and hold Seller harmless from and against any liability for Taxes resulting from any actions taken by it that are described in this Section 7.6(c) without the prior written consent of Seller, save where such consent has been unreasonably withheld or delayed.

(d)       Tax Refunds. All refunds of Taxes of the Acquired Companies for any Pre-Closing Tax Period (whether in the form of cash received or a credit against Taxes otherwise payable) will be the property of Seller to the extent not included in the computation of Final Net Working Capital and only to the extent that such refunds are not the result of a voluntary act, transaction or omission of Purchaser after the Closing Date or the utilization of a Buyer’s Relief. To the extent that Purchaser or any Acquired Company receives a refund that is the property of Seller under this Section 7.6(d) and in respect of which payment is not due under Section 7.6(e)(ii), Purchaser will pay to Seller the amount of such refund (and interest received from the Taxing Authority). The amount due to or on behalf of Seller will be payable ten (10) days after receipt of the refund from the applicable Taxing Authority (or, if the refund is in the form of a credit against Taxes otherwise payable, ten (10) days after the due date of the Tax Return claiming such credit or offset).

(e)           Cooperation on Tax Matters.

(i)            In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Companies for Pre-Closing Tax Periods, Purchaser, on the one hand, and Seller, on the other hand, will cooperate fully with each other, including the furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Purchaser will and will cause the Companies to (A) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Seller, any extension thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and will allow Seller to take possession of such books and records.

(ii)          R&D Payments. Purchaser shall pay to Seller all amounts received by Net2Edge that constitute R&D Relief (collectively, the “R&D Payments”). Purchaser shall pay to Seller all R&D Payments no later than ten (10) days following the date on which Net2Edge receives such R&D Payments. Purchaser shall cause Net2Edge to make such elections and take such actions as Seller may reasonably request to claim any R&D Relief, provided that Purchaser shall not be required to take any action that Purchaser reasonably determines would violate any applicable Law. Purchaser shall not be required to make payment to Seller more than once in respect of any R&D Relief.

(iii)         After the Closing, Purchaser shall promptly notify Seller in writing of its receipt of any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding of the Acquired Companies that, if determined adversely to the taxpayer, would be grounds for indemnification under this Agreement. In the case of an audit or administrative or judicial proceeding that relates to a Pre-Closing Tax Period, Seller shall have the right at Seller’s expense to participate in and control the conduct of such audit or proceeding. Purchaser may participate in any such audit or proceeding and, if Seller does not assume the defense of any such audit or proceeding, Purchaser may defend the same in such manner as it may deem appropriate, provided that Purchaser shall not settle such audit or proceeding without Seller’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. Neither Purchaser nor Seller shall enter into any compromise or agree to settle any claim pursuant to any Tax audit or proceeding which would adversely affect the other party for such taxable period(s) covered by the Tax audit or proceeding or a subsequent taxable period without the written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed.

(f)       Transfer Taxes. Purchaser and Seller shall equally share the payment of any stamp, transfer, recordation, documentary, sales and use, value added, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with, or as a consequence of, this Agreement or any other transaction contemplated hereby (“Transfer Tax”); provided, however, that Purchaser shall be solely responsible for all costs incurred in connection with the stamp duty tax submission in the United Kingdom for the TN Europe Share. The parties shall cooperate with the filing of any report in connection with any Transfer Tax.

7.7           Transaction Litigation. Seller shall control the defense of any litigation brought by shareholders of Seller against Seller and/or its directors or officers relating to the transactions contemplated by this Agreement, including the Contemplated Transaction; provided, however, that Seller shall promptly provide Purchaser with copies of all proceedings and correspondence relating to such litigation (to the extent permitted by applicable Law). Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall not settle any litigation against Seller or any director or officer of Seller by any shareholder relating to this Agreement or the Contemplated Transactions that would materially and adversely affect Purchaser or the Acquired Companies, in each case, without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

7.8           Confidentiality. Purchaser and Seller acknowledge that Purchaser and TNI have previously entered into the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement. For the avoidance of doubt, Purchaser acknowledges that all information provided to Purchaser or its Affiliates by or on behalf of Seller or the Acquired Companies in connection with the Contemplated Transactions is subject to the terms and conditions of the Confidentiality Agreement. From and after the date of this Agreement, Seller will, and will cause its Affiliates and Representatives to, maintain in confidence any written or oral confidential and non-public information regarding the Acquired Companies, except to the extent that (a) Seller is required to disclose such information by judicial or administrative process or pursuant to applicable Law or the rules or regulations of any stock exchange upon which the securities of Seller (or an Affiliate thereof) is listed, (b) such information is, was or becomes publicly available through no fault of Seller after the Closing, (c) such information is disclosed in connection with any litigation relating to Seller’s rights or obligations under this Agreement, or (d) such information is disclosed in accordance with the terms of this Agreement.

7.9           Release. Effective at the Closing, Seller, for itself and its Affiliates and the respective heirs, executors, beneficiaries, administrators, successors and assigns of each of the foregoing (each, a “Releasor” and collectively, the “Releasors”), hereby irrevocably and unconditionally release and forever discharge Purchaser, the Acquired Companies, each of their respective Affiliates and each of their respective and their respective Affiliates’ present and former officers, directors, managers, equityholders, members, employees, agents, Representatives, successors and assigns of each of the foregoing (collectively, the “Releasees”), from any and all claims, suits, demands, causes of action, contracts, agreements, covenants, obligations, debts, costs, expenses, attorney’s fees, and other liabilities of whatever kind or nature, in law or equity, by statute or otherwise, whether now known or unknown, vested or contingent or suspected or unsuspected, (“Claims”), which such Releasor now has, has ever had or may hereafter have against any of the Releasees arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing relating to the Business or the Acquired Companies (collectively, the “Released Claims”). Each Releasor hereby irrevocably consents to refrain from, directly or indirectly, asserting any Released Claim or commencing, instituting or causing to be commenced any lawsuit of any kind against any Releasee based upon any matter released hereby. Notwithstanding the foregoing, nothing contained in this Section 7.9 will operate to waive or release any Claims, whether known or unknown, suspected or unsuspected, matured or unmatured, whether arising at law or in equity that any Releasor has under this Agreement, or any agreements, certificates or other documents entered into in accordance with, or pursuant to, this Agreement.

7.10         Seller Stock Awards. In connection with the Closing, Purchaser shall not assume or substitute any of the equity or equity-based awards under Seller’s 2011 Executive Incentive Compensation Plan, as amended through May 23, 2018 or any other equity incentive plan of Seller that has any equity award outstanding (collectively, the “Seller Stock Awards”), and Purchaser shall have no responsibility or liability with respect to the Seller Stock Awards, including the actions of Seller with respect to the Seller Stock Awards.

7.11         Real Property Lease. Each of Seller and Purchaser shall, as promptly as reasonably practicable after the date hereof, use commercially reasonable efforts to have the landlord under the UK Lease release Seller from all obligations as guarantor under the UK Lease effective as of the Closing (the “Guarantor Release”); provided, that if the Guarantor Release is not received prior to or as of the Closing, (a) each of Seller and Purchaser shall continue to use commercially reasonable efforts to have the landlord under the UK Lease release Seller from all obligations as guarantor under the UK Lease, and (b) Seller and Purchaser shall enter into a mutually acceptable (with both parties acting reasonably) indemnity agreement pursuant to which Purchaser will indemnify Seller for all Losses suffered or incurred by Seller arising out of or relating to Seller’s continuing status as the guarantor under the UK Lease until the Guarantor Release is obtained.

ARTICLE VIII
CONDITIONS TO CLOSING

8.1           Conditions to the Obligations of Each Party. The respective obligations of each party to this Agreement to consummate the Contemplated Transactions will be subject to the satisfaction (or waiver by the party entitled to the benefit thereof to the extent permitted by Law) at or prior to the Closing of the following conditions:

(a)          Shareholder Approval. This Agreement and the Contemplated Transactions shall have been duly approved and adopted by the requisite shareholders of Seller at the Seller Shareholders Meeting in accordance with the MBCA and Seller’s Organizational Documents (the “Seller Shareholder Approval”).

(b)          No Injunctions. No Government Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or order, decree, ruling or other action, whether temporary, preliminary or permanent, that makes illegal, enjoins or otherwise prohibits consummation of the Contemplated Transactions.

8.2           Conditions to the Obligations of Seller. The obligations of Seller to consummate the Contemplated Transactions shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Seller on or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties of Purchaser.

(i)           The Fundamental Representations made by Purchaser in Article V will be true and correct in all respects at and as of the date hereof and at and as of the Closing as if made at and as of such time (other than any such Fundamental Representation made by Purchaser that expressly relates to a specific date, which Fundamental Representation will be true and correct on the date so specified); and

(ii)          the representations and warranties set forth in Article V of this Agreement (other than the Fundamental Representations made by Purchaser) will be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained in this Agreement) at and as of the date hereof and at and as of the Closing as if made at and as of such time (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty will be true and correct on the date so specified).

(b)          Performance of Covenants. Purchaser will have performed and complied with, in all material respects, all obligations, agreements and covenants required to be performed by, or complied with by, Purchaser under this Agreement at or prior to the Closing.

(c)          Certificate. Seller will have received a certificate dated the Closing Date and executed by a duly authorized officer of Purchaser certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

(d)          Deliveries. Purchaser will have executed and delivered to Seller the documents referenced in Section 2.7(b) of this Agreement.

8.3           Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the Contemplated Transactions will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Purchaser at or prior to the Closing of the following conditions:

(a)          Representations and Warranties Relating to Seller and the Acquired Companies.

(i)            The Fundamental Representations made by Seller in Article III and Article IV, and the representations and warranties made by Seller in Section 4.5(a), will be true and correct in all respects at and as of the date hereof and at and as of the Closing as if made at and as of such time (other than any such representation and warranties made by Seller that expressly relates to a specific date, which representation and warranties will be true and correct on the date so specified); and

(ii)          the representations and warranties set forth in Article III and Article IV of this Agreement (other than the Fundamental Representations made by Seller) will be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained in this Agreement) at and as of the date hereof and at and as of the Closing as if made at and as of such time (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty will be true and correct on the date so specified).

(b)          Performance of Covenants. Seller will have performed and complied with, in all material respects, all obligations, agreements and covenants required to be performed by, or complied with by, Seller under this Agreement at or prior to the Closing.

(c)          Certificate. Purchaser will have received a certificate dated the Closing Date and executed by a duly authorized officer of Seller certifying that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

(d)          Closing Documents. Seller will have executed and delivered to Purchaser the documents and certificates referenced in Section 2.7(a) of this Agreement.

8.4           Frustration of Closing Condition. No party may rely on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to refuse to consummate the Contemplated Transactions if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE IX
TERMINATION; TERMINATION FEE AND AMENDMENT

9.1           Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(h), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after obtaining Seller Shareholder Approval:

(a)          by mutual written consent of Purchaser and Seller;

(b)          by either Purchaser or Seller if the Contemplated Transactions shall not have been consummated by August 31, 2021 (the “Outside Date”) (provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Contemplated Transactions to be consummated on or before the Outside Date); provided, however, that, in the event that (i) the Proxy Statement is still being reviewed or commented on by the SEC or (ii) the SEC has cleared or approved the Proxy Statement but the Seller Shareholders Meeting has not yet been held and completed, either party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional thirty (30) days;

(c)          by either Purchaser or Seller if a Government Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the issuance of any such order, decree, ruling or other action is attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d)            by either Purchaser or Seller if at the Seller Shareholders Meeting (including any adjournment or postponement), at which a vote on the Seller Shareholder Approval is taken, the requisite vote of the shareholders of Seller in favor of Seller Shareholder Approval shall not have been obtained;

(e)          by Purchaser, at any time prior to the receipt of the Seller Shareholder Approval, if (i) a Seller Board Recommendation Change shall have occurred or (ii) Seller shall have breached or shall be deemed to have breached Section 6.2 in any material respect;

(f)           by Seller, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 9.1) on the part of Purchaser, which breach would cause the conditions set forth in Section 8.2(a) or 8.2(b) not to be satisfied; provided, that Seller is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Purchaser, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure until the earlier of (i) the expiration of a ten (10) day period commencing upon delivery of written notice from Seller to Purchaser of such breach or failure and (ii) Purchaser ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from Seller of such breach or failure and its intention to terminate pursuant to this Section 9.1(f) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective);

(g)          by Purchaser, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 9.1) on the part of Seller, which breach would cause the conditions set forth in Section 8.3(a) or 8.3(b) not to be satisfied; provided, that Purchaser is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Seller, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure until the earlier of (i) the expiration of a ten (10) day period commencing upon delivery of written notice from Purchaser to Seller of such breach or failure and (ii) Seller ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from Purchaser of such breach or failure and its intention to terminate pursuant to this Section 9.1(g) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective); or

(h)          by Seller if, at any time prior to the receipt of the Seller Shareholder Approval, each of the following occur: (i) Seller shall have received a Superior Proposal that did not result from a breach of Section 6.2(a); (ii) Seller shall have complied in all respects with its obligations under Section 6.2(c), including with respect to making a Seller Board Recommendation Change with respect to such Superior Proposal; (iii) the Seller Board approves, and Seller concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal and (iv) Seller shall have concurrently complied in all respects with Section 9.2.

9.2           Termination Fee.

(a)           If Purchaser terminates this Agreement pursuant to Section 9.1(e) or Seller terminates this Agreement pursuant to Section 9.1(h), then Seller shall pay to Purchaser, by wire transfer of immediately available funds to an account designated in writing by Purchaser, a fee of $875,000 (the “Termination Fee”) (i) in the case of a termination pursuant to Section 9.1(e), within two (2) Business Days after the date of such termination and (ii) in the case of a termination pursuant to Section 9.1(h), concurrently with such termination.

(b)          If (i) after the date of this Agreement, an Acquisition Proposal is made, proposed or communicated to the Seller Board or becomes publicly known; (ii) thereafter this Agreement is terminated by either Seller or Purchaser pursuant to Sections 9.1(b) or 9.1(d), or by Purchaser pursuant to Section 9.1(g); and (iii) within twelve (12) months after such termination (A) any transaction included within the definition of an Acquisition Proposal is consummated or (B) Seller enters into a definitive agreement providing for the consummation of any transaction within the definition of Acquisition Proposal, then Seller shall pay to Purchaser, by wire transfer of immediately available funds to an account designated in writing by Purchaser, the Termination Fee within two (2) Business Days of the first to occur of (1) consummation of such transaction or (2) execution of such definitive agreement; provided that, solely for purposes of this Section 9.2(b), the term “Acquisition Proposal” shall have the meaning ascribed thereto in this Agreement, except that all references to 20% shall be changed to 50%.

(c)          Notwithstanding anything herein to the contrary, Purchaser’s right to receive a Termination Fee pursuant to this Section 9.2 under circumstances under which Purchaser is entitled to receive the Termination Fee shall be the sole and exclusive remedy of Purchaser or any of its Affiliates against Seller or its Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon payment of the Termination Fee to Purchaser, Seller and its Representatives shall have no liability or obligation relating to or arising out of the failure to consummate the Contemplated Transactions. Purchaser agrees that in no event shall Seller be obligated to pay the Termination Fee on more than one occasion.

(d)          Each of the parties hereto acknowledges that the agreements contained in this Section 9.2 are an integral part of this Agreement, and that the Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Contemplated Transactions, each of which amounts would otherwise be impossible to calculate with precision. In addition, if Seller fails to pay in a timely manner any amount due pursuant to Section 9.2(a) or Section 9.2(b), as applicable, then Seller shall reimburse Purchaser for all reasonable costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions, litigation, or other proceeding commenced.

9.3           Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Purchaser, Seller or the Acquired Companies or their respective officers, directors, shareholders or Affiliates; provided, that (a) any such termination shall not relieve any party from liability for any knowing and intentional breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section 7.8 (Confidentiality), Section 9.2 (Termination Fee), this Section 9.3 (Effect of Termination), Article X (Indemnification) and Article XI (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.4           Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards, at any time before or after approval of the matters presented in connection with the Contemplated Transactions by the shareholders of any of the parties; provided, that after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.5           Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.6           Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment, modification or supplement of this Agreement pursuant to Section 9.4 or an extension or waiver of this Agreement pursuant to Section 9.5 shall, in order to be effective, require action by the respective boards of the applicable parties.

ARTICLE X

INDEMNIFICATION

10.1        Survival. Effective as of the Closing, the representations and warranties set forth in Article III, Article IV and Article V shall survive the Closing for a period of twelve (12) months; provided, however, that the Fundamental Representations and the representations and warranties set forth in Section 4.8 shall survive until the expiration of the applicable statute of limitations. The survival period contemplated by this Section 10.1 with respect to any such representations or warranties shall continue notwithstanding the expiration of the term of such survival period pursuant to the other provisions of this Article X if a written claim for indemnification is provided by the Indemnified Party to the Indemnifying Party prior to the expiration of such survival period. Save for the Fundamental Representations and the representations and warranties set forth in Section 4.8 (in relation to which the foregoing provisions of this Section 10.1 shall apply), all covenants and agreements contemplated hereby shall survive the Closing for a period of twelve (12) months; provided, however, that all covenants and agreements of the parties that contemplate performance on or after the Closing shall survive until fully and finally performed in accordance with this Agreement, including all covenants and agreements set forth in Section 10.2 and Section 10.3.

10.2        Indemnification by Seller. Subject to the other provisions of this Article X, including, without limitation, the recovery limitations set forth in Section 10.8, Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against, and reimburse the Purchaser Indemnified Parties for, any and all Losses incurred or suffered by the Purchaser Indemnified Parties arising out of or relating to:

(a)          any breach of or inaccuracy in any representation or warranty of Seller contained in Article III or Article IV of this Agreement;

(b)          (i) any breach of or failure to perform any covenant or agreement of Seller contained in this Agreement or (ii) any Access Breach (as defined in the Transition Services Agreement and subject to the terms and conditions set forth therein);

(c)           (i) any Taxes of Seller for any Tax period, (ii) any Taxes of any of the Acquired Companies for the Pre-Closing Tax Period, (iii) any Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any of the Acquired Companies (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign Law, (iv) any Taxes of any Person imposed on or payable by any of the Acquired Companies, as a transferee or successor, by contract or otherwise, which Taxes relate to an event or transaction occurring on or prior to the Closing Date, or (v) any payments under any Tax allocation, sharing, or similar agreement entered into or binding on any of the Acquired Companies at or prior to the Closing, in each case, other than to the extent such Taxes are specifically included in the calculation of the Final Net Working Capital;

(d)          any of the Indemnified Liabilities; and/or

(e)          any actual fraud of Seller or any of the Acquired Companies prior to or as of the Closing.

10.3         Indemnification by Purchaser. Subject to the other provisions of this Article X, Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against, and reimburse the Seller Indemnified Parties for, any and all Losses incurred or suffered by the Seller Indemnified Parties arising out of or relating to:

(a)          any breach of or inaccuracy in any representation or warranty of Purchaser contained in Article V of this Agreement;

(b)          any breach of or failure to perform any covenant or agreement of Purchaser contained in this Agreement;

(c)          any Taxes of Purchaser or any of the Acquired Companies for the Post-Closing Tax Period; and/or

(d)          any actual fraud of Purchaser prior to or as of the Closing.

10.4         Limitations on Indemnification.

(a)          The Indemnified Party shall not be entitled to indemnification pursuant to Section 10.2(a) or Section 10.3(a), as applicable, unless and until the aggregate amount of all Losses in respect of which the Indemnified Party would otherwise be entitled to indemnification pursuant to Section 10.2(a) or Section 10.3(a), as applicable, exceeds $200,000 (the “Deductible”), and then only for the amount of Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to Losses arising out of or relating to any inaccuracy in or breach of any Fundamental Representation of the Indemnifying Party.

(b)          The maximum aggregate amount of all Losses for which the Indemnifying Party shall be liable pursuant to Section 10.2(a) or Section 10.3(a), as applicable, shall not exceed the sum of (i) $2,500,000 plus (ii) ten percent (10%) of the Earnout Payments actually earned pursuant to Section 2.4 (prior to giving effect to any offset rights set forth in this Agreement), unless such Losses arise out of or result from any inaccuracy in or breach of any Fundamental Representation of the Indemnifying Party (in which case Section 10.4(c) shall apply).

(c)           The maximum aggregate amount of all Losses arising out of or relating to (i) any inaccuracy in or breach of any Fundamental Representation of the Indemnifying Party or (ii) pursuant to Section 10.2(b), Section 10.2(c), Section 10.2(d), Section 10.2(e), Section 10.3(b), Section 10.3(c) or Section 10.3(d), as applicable, for which the Indemnifying Party shall be liable shall not exceed the Purchase Price.

(d)          Notwithstanding anything contained herein to the contrary, in no event shall an Indemnified Party be entitled to indemnification pursuant to this Article X for, any special, indirect, consequential, incidental or punitive damages (except to the extent any Indemnified Party is required to pay any punitive damages to a third party), lost profits or any diminution in value, or any damages based on a multiple, each of which is hereby excluded by agreement of the parties.

(e)          For purposes of this Article X, the amount of any Losses incurred by any Indemnified Party shall be calculated net of (i) any amounts actually recovered by such Indemnified Party from a third party with respect to such Losses, less the reasonable costs, fees, reserves and expenses incurred to obtain such recovery; and (ii) any third party insurance proceeds actually received by such Indemnified Party with respect to such Losses under any applicable insurance policy, excluding self-insurance arrangements and less any applicable and reasonable collection costs, fees, expenses and reserves, deductibles, premium adjustments, retrospectively rated premiums and other similar amounts. If an Indemnified Party receives any amounts under applicable insurance policies or from any third party alleged to be responsible for any Losses subsequent to an indemnification set-off or payment, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any set-off or payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount retained or received by the Indemnified Party, net of any applicable and reasonable collection costs, fees, expenses and reserves, deductibles, premium adjustments, retrospectively rated premiums and other similar amounts.

10.5         Mitigation. The Indemnified Party shall use commercially reasonable efforts to mitigate any Losses as and to the extent required by applicable Law.

10.6         Third Party Claim Procedures.

(a)          Notice. The Indemnified Party shall as promptly as reasonably practicable give written notice to the Indemnifying Party of the assertion of any claim or the commencement of any action, claim, suit, arbitration or proceeding by a third party or Government Entity in respect of which indemnification shall be sought hereunder (a “Third Party Claim”); provided, that failure to timely deliver such a notice will not affect the indemnification provided hereunder except to the extent, and only to the extent, the Indemnifying Party is materially and adversely prejudiced as a result of such failure. Such notice shall describe in reasonable detail the Third Party Claim and, if ascertainable, the amount in dispute thereunder.

(b)          Defense. Subject to the limitations set forth in this Section 10.6(b), the Indemnifying Party shall have the right to elect to conduct and control the defense, compromise or settlement of any Third Party Claim with counsel of its choice reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense; provided, however, that the Indemnified Party may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, if (i) the Indemnifying Party shall not have given written notice (A) of its election to conduct and control the defense of the Third Party Claim and (B) that the Indemnifying Party agrees, on behalf of all Indemnifying Parties, that the Third Party Claim is indemnifiable hereunder within thirty (30) days after the Indemnified Party has given notice thereof, (ii) the Indemnified Party shall reasonably determine in good faith, after consultation with its outside counsel, that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest or that the Indemnified Party has material defenses or counterclaims available to it that are not available to the Indemnifying Party (and that cannot be utilized by the Indemnifying Party on behalf of the

Indemnified Party), (iii) the Indemnified Party is not reasonably diligently defending such Third Party Claim, (iv) solely with respect to any indemnification claim pursuant to Section 10.2(a) or Section 10.3(a) (other than with respect to a breach of a Fundamental Representation), the Losses sought and reasonably likely to be suffered or incurred in such Third Party Claim are reasonably expected to be more than two times the amount that the Indemnifying Party is potentially liable for with respect to such Third Party Claim taking into account Section 10.4(b) or (v) the Third Party Claim is for injunctive relief against the Indemnified Party, then in each such case the Indemnified Party shall have the right to control the defense, compromise or settlement of the Third Party Claim at the Indemnifying Party’s sole cost and expense, not to exceed one law firm in the United States and one firm in any foreign jurisdiction, if applicable.

(c)          Cooperation. From and after delivery of notice of a Third Party Claim, and subject to limitations to preserve attorney-client privilege, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective Affiliates and representatives to, cooperate in the defense or prosecution of any Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. The party controlling the defense of any Third Party Claim shall keep the non-controlling party reasonably advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling party with respect thereto. The Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law) and to cause all communications among employees and counsel in connection with a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(d)          Settlement Limitations. Except as set forth below, no Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party, in each case which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (A) the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), provided that in such event the Indemnified Party shall waive all rights against the Indemnifying Party to indemnification under this Article X with respect to such Third Party Claim; and (B) the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed) if the judgment or settlement (1) involves only the payment of money damages by or on behalf of the Indemnifying Party (and not by any Indemnified Party), (2) will not encumber any of the Purchased Securities and will not contain any restriction or condition that would or would reasonably be expected to adversely affect the conduct of the Business, and (3) includes, as a condition to any settlement or other resolution, an irrevocable release of all Indemnified Parties from all liability in respect of such Third Party Claim and includes no admission of wrongdoing.

10.7        Direct Claim Procedures. In the event the Indemnified Party should have a claim for indemnification hereunder that does not involve a Third Party Claim (a “Direct Claim”), the Indemnified Party shall, as promptly as reasonably practicable after obtaining knowledge of such claim, deliver to the Indemnifying Party a written notice that contains (a) a description and the amount (the “Claimed Amount”) of any Losses (if and to the extent then ascertainable) incurred or suffered, or that would reasonably be expected to be incurred or suffered, by the Indemnified Party, (b) a statement that the Indemnified Party is entitled to indemnification under this Article X and a reasonable explanation of the basis therefor, and (c) a demand for payment by the Indemnifying Party. Within thirty (30) days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount, or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party disputes the payment of all or part of the Claimed Amount, such indemnification claim shall be resolved by mutual written agreement between the Indemnified Party and the Indemnifying Party. If such dispute is not resolved within thirty (30) days following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall each have the right to submit such dispute for resolution to a court of competent jurisdiction pursuant to Section 11.3.

10.8        Recovery against Seller.

(a)          Notwithstanding anything herein to the contrary but subject to Section 10.4, except in the event of actual fraud by Seller, with respect to any indemnification payment for Losses to which Purchaser is entitled under this Article X, Purchaser shall (i) first seek to recover such Losses pursuant to an offset by Purchaser in accordance with Section 10.8(b) in the amount of such Losses against any Earnout Payment that is then owing to Seller or that is reasonably likely to become owing to Seller in the subsequent ninety (90) days and (ii) second, to the extent that the offset contemplated by clause (i) is not sufficient or not available to satisfy in full the amount of Losses to which Purchaser is entitled under this Article X, then Purchaser may recover the remainder of such Losses directly from Seller in accordance with this Article X.

(b)          With respect to any indemnification claim (whether a Third Party Claim or a Direct Claim) for which a Purchaser Indemnified Party and Seller (as the Indemnifying Party) have finally and mutually agreed in writing (i) that the indemnification claim is valid and (ii) on the amount of Losses attributable thereto, Purchaser shall have the right to set-off against any Earnout Payment otherwise due and payable by Purchaser to Seller hereunder in an amount equal to such mutually agreed Losses. With respect to any Losses that Purchaser seeks to set-off against any Earnout Payment otherwise due and payable by Purchaser for which (A) a Purchaser Indemnified Party and Seller (as the Indemnifying Party) have not yet finally and mutually agreed in writing as to whether the indemnification claim is valid and the amount of Losses and (B) such indemnification claim and the amount of Losses resulting therefrom have not yet been finally determined pursuant to Section 11.3, Purchaser shall have the right, in its reasonable discretion, to withhold an amount reasonably estimated to equal the Losses suffered or incurred relating to such indemnification claim from any Earnout Payment (the “Withheld Amount”) otherwise payable to Seller with at least five (5) Business Days’ written notice to Seller regarding such set-off; provided, however, that if the determination of whether the Indemnified Party has a valid indemnification claim under this Agreement is finally resolved in accordance herewith in favor of the Indemnifying Party or, if such determination is finally resolved in favor of the Indemnified Party, it is finally resolved that the amount of Losses suffered or incurred by the Indemnified Party arising from or relating to such indemnification claim is less than the Withheld Amount, Purchaser shall promptly pay to Seller the Withheld Amount less the amount of Losses (if any) for which it is finally resolved that the Indemnified Party is entitled to recover pursuant to this Article X.

10.9         Brazilian Litigation Matter. Notwithstanding anything herein to the contrary:

(a)          Seller and Purchaser shall equally share all Losses incurred by either party or their respective Affiliates arising out of or relating to the Brazilian Litigation (as defined in Section 4.12 of the Disclosure Schedule) from and after the Closing Date;

(b)          Seller shall have the exclusive right to conduct and control the defense, compromise and settlement of the Brazilian Litigation (provided, however, Seller shall not compromise or settle the Brazilian Litigation without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed); and

(c)          Purchaser agrees to promptly reimburse Seller for 50% of all costs, fees and expenses (including, for the avoidance of doubt, court costs, arbitration costs and reasonable attorneys’ fees and expenses) incurred by Seller or its Affiliates arising out of or relating to conducting, controlling and/or settling or otherwise resolving the Brazilian Litigation from and after the Closing Date.

10.10      Exclusive Remedy. Except for the remedies of specific performance or injunctive or other equitable relief, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant or agreement set forth herein or relating to the Contemplated Transactions shall be pursuant to the indemnification provisions set forth in this Article X. In the event that a particular matter entitles an Indemnified Party to indemnification pursuant to more than one provision of this Article X, such Indemnified Party shall be entitled to recover a particular dollar amount of Losses associated with such matter only once pursuant to this Article X. An Indemnified Party shall not be entitled to indemnification for any Losses to the extent (but only to the extent) that such Losses are included in the calculation of the Final Net Working Capital.

10.11      Tax Treatment of Indemnification Payments. All payments by the Indemnifying Party to the Indemnified Party pursuant to this Article X shall to the extent permitted by applicable Law be treated as adjustments to the Purchase Price for U.S. Tax purposes.

ARTICLE XI
MISCELLANEOUS

11.1         Transaction Expenses. Subject to Section 2.5, Purchaser and Seller will each bear such Person’s own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the Contemplated Transactions (it being understood that Seller shall bear the Acquired Companies’ costs and expenses (including legal fees and expenses) incurred prior to the Closing in connection with this Agreement and the Contemplated Transactions).

11.2         Successors and Assigns; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder may be assigned, delegated or otherwise transferred by such party, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other party hereto, and any attempted assignment, delegation or other transfer without such consent shall be null and void; provided, that Purchaser shall have the right to assign Purchaser’s rights under this Agreement to a wholly owned, direct or indirect, Subsidiary of Purchaser; provided, further, that Purchaser shall remain liable for, and such assignee shall have expressly assumed, all of Purchaser’s obligations hereunder (including, without limitation, payment to Seller of the Earnout Payments, if any). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

11.3          Governing Law; Consent to Jurisdiction; Service; Waiver of Jury Trial. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict provision or rule (whether of such State or any other jurisdiction) that would cause the laws of any other jurisdiction to be applied. Any proceeding arising out of or relating to this Agreement or any transaction contemplated hereby will be brought exclusively in the Court of Chancery of the State of Delaware, in and for the County of New Castle, or in the United States District Court for the District of Delaware, and each of the parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such proceeding. A final judgment in any such proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably and unconditionally waives any objection to the laying of venue of any proceeding arising out of this Agreement or the Contemplated Transactions in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding brought in any such court has been brought in an inconvenient forum or does not have jurisdiction over any party. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth herein will be effective service of process for any such proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (a) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (b) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

11.4          Notices. All notices, requests and other communications to either party hereunder (a) shall be in writing; (b) shall be deemed to have been duly given (i) on the date of delivery if delivered personally or by e-mail transmission (which, in the case of e-mail transmission, is confirmed by delivery receipt), (ii) on the third Business Day after being deposited in the United States mail if sent by registered or certified mail, postage prepaid, return receipt requested or (iii) on the first Business Day after being deposited with a reputable overnight courier service; and (c) shall be addressed to each party hereto at the following addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section 11.4):

If to Purchaser, addressed to:

Lantronix, Inc.

Attention: Chief Financial Officer

7535 Irvine Center Drive, Suite 100

Irvine, CA 92618

with a copy (which will not constitute notice) to:

O’Melveny & Myers LLP

Attention: Warren Lazarow

    Noah Kornblith

2765 Sand Hill Road

Menlo Park, CA 94025

Email: wlazarow@omm.com

    nkornblith@omm.com

If to Seller, addressed to:

Communications Systems, Inc.

Attention: Chief Financial Officer

10900 Red Circle Drive

Minnetonka, Minnesota 55343

with a copy (which will not constitute notice) to:

Ballard Spahr LLP

Attention: Barbara Rummel

   Peter Jaslow

2000 IDS Center

80 South 8th Street

Minneapolis, MN 55402

Email: rummelb@ballardspahr.com

    jaslowp@ballardspahr.com

11.5          Schedules and Exhibits. The exhibits and schedules to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein. The Disclosure Schedule includes references to the particular section of the Agreement that relates to each disclosure. Any disclosure which may be applicable to another section of this Agreement will be deemed to be made with respect to such other section if reasonably apparent from the face of such disclosure, regardless of whether or not a specific cross reference is made thereto. By listing matters on the Disclosure Schedule, no party will be deemed to have established any materiality standard, admitted any liability, concluded that any one or more of such matters are material or expanded in any way the scope or effect of the representations or warranties pertaining to any party or the Acquired Companies contained in this Agreement.

11.6          Counterparts. The parties may execute this Agreement in multiple counterparts (no one of which need contain the signatures of all parties), each of which will be an original and all of which together will constitute one and the same instrument. The parties may deliver an executed copy of this Agreement (and an executed copy of any of the Transaction Documents contemplated by this Agreement) by e-mail or other electronic transmission (in PDF or similar format) to the other parties, and such delivery will have the same force and effect as any other delivery of a manually signed copy of this Agreement (or such other Transaction Document).

11.7          No Third Party Beneficiaries. Except as expressly provided in this Agreement, no Person that is not a party will have any right or obligation pursuant to this Agreement.

11.8          Headings. The headings used in this Agreement are for the purpose of reference only and will not affect the meaning or interpretation of any provision of this Agreement.

11.9          Entire Agreement. Except as otherwise provided in this Agreement, this Agreement, including the Exhibits, Schedules and Disclosure Schedule delivered pursuant hereto, sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior and contemporaneous agreements and understandings, whether written or oral, are hereby terminated and superseded by this Agreement.

11.10        Severability. In case any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, but this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.11        Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Unless the context requires otherwise, all words used in this Agreement in the singular number will extend to and include the plural, all words in the plural number will extend to and include the singular and all words in any gender will extend to and include all genders.

11.12        Conflict of Interest.

(a)       If Seller so desires, and without the need for any consent or waiver by Purchaser or any Acquired Company, Ballard Spahr LLP is permitted to represent Seller after the Closing in connection with any matter related to the Contemplated Transactions or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Ballard Spahr LLP is permitted to represent Seller, any of its agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute with Purchaser, any Acquired Company or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement. Purchaser consents to the disclosure by Ballard Spahr LLP to Seller of any information learned by Ballard Spahr LLP in the course of its representation of Seller or any Acquired Company, regardless of whether such information is subject to attorney-client privilege or Ballard Spahr LLP’s duty of confidentiality and whether or not such disclosure is made before or after the Closing. Upon and after the Closing, the Acquired Companies will cease to have any attorney-client relationship with Ballard Spahr LLP unless and to the extent Ballard Spahr LLP is specifically engaged in writing by any Acquired Company to represent such Acquired Company after the Closing and either such engagement involves no conflict of interest with respect to Seller, or Seller consents in writing at the time to such engagement. Any such representation of an Acquired Company by Ballard Spahr LLP after the Closing will not affect the foregoing provisions hereof. Furthermore, Ballard Spahr LLP is permitted to withdraw from any representation of the Acquired Companies in order to be able to represent or continue so representing Seller, even if such withdrawal causes an Acquired Company or Purchaser additional legal expense, delay or other prejudice.

(b)       Purchaser, on behalf of itself and the Acquired Companies, and Seller agree that all communications among Ballard Spahr LLP, Seller, the Acquired Companies and their respective representatives that relate in any way to the Contemplated Transactions are subject to the attorney-client privilege and that the expectation of client confidence belongs to Seller and will be controlled by Seller following the Closing Date and will not pass to or be claimed by Purchaser or the Acquired Companies following the Closing Date. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, any Acquired Company and a third party other than a party to this Agreement after the Closing, such party may assert the attorney-client privilege to prevent disclosure of confidential communications by Ballard Spahr LLP to such third party; provided, however, that such party may not waive such privilege without the prior written consent of Seller, if such waiver could reasonably be expected to result in liability of Seller.

11.13      Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

* * * * *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

LANTRONIX, INC.

By:	/s/ Paul Pickle
Name:	Paul Pickle
Title:	President & Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SELLER:

COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Mark D. Fandrich
Name:	Mark D. Fandrich
Title:	Chief Financial Officer

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

Certain Defined Terms

“Acceptance Notice” has the meaning set forth in Section 2.3(b).

“Accounting Firm” has the meaning set forth in Section 2.5(c)(i).

“Acquired Companies” means, collectively, the Companies and the Company Subsidiaries.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person, other than Purchaser or its Subsidiaries, relating to any (a) merger, consolidation, sale of assets, dissolution, liquidation, joint venture, recapitalization, reorganization, share exchange, tender offer, exchange offer, or other business combination transaction or series of related transactions involving any Acquired Company, Seller or any other Subsidiary of Seller (other than internal mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party), under which (i) such Person would, directly or indirectly, acquire assets equal to twenty percent (20%) or more of the consolidated assets of Seller or any Acquired Company, or to which twenty percent (20%) or more of the revenues Seller or of the Acquired Companies on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, or (ii) the stockholders or equityholders of such Person immediately after giving effect to such transaction(s) would beneficially own 20% or more of any class of equity or voting securities of Seller or any Acquired Company or the surviving or resulting entity in such transaction(s), (b) issuance by Seller or any Acquired Company of twenty percent (20%) or more of its equity or voting securities or (c) acquisition in any manner, directly or indirectly, of twenty percent (20%) or more of the equity securities or consolidated total assets of Seller or any Acquired Company, in each case other than the Contemplated Transactions; provided, however, that in no event shall any of the transactions contemplated by that certain Agreement and Plan of Merger, dated March 1, 2021, by and among Seller, Helios Merger Co., Pineapple Energy LLC, Lake Street Solar LLC and Randall D. Sampson (including, without limitation, the Pre-Closing Financing and Equity Offering described therein) constitute an Acquisition Proposal.

“Adjusted Purchase Price” has the meaning set forth in Section 2.3(d).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.2(b)(ii).

“Anti-Corruption Laws” has the meaning set forth in Section 4.22(b).

“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, where applicable) and any other material employee benefit plan, program or arrangement that any Acquired Company or Seller (solely to the extent offered by Seller to employees performing services for or on behalf of TNI), as applicable, maintains or contributes to for the benefit of any employee or former employee (or their beneficiaries) of any Acquired Company or Seller (solely to the extent offered by Seller to employees performing services for or on behalf of TNI).

“Business” means the businesses of the Acquired Companies as conducted on the date of this Agreement.

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the State of Minnesota are authorized or required by applicable Law to be closed.

“Buyer’s Relief” means any loss, relief, allowance, exemption, set-off or deduction for any Tax purpose (each a “Relief”) which is (a) a Relief of the relevant Acquired Company which arises in any period other than a Pre-Closing Tax Period; or (b) a Relief of Purchaser which arises at any time.

“CFA” has the meaning set forth in Section 4.8(r).

“Claimed Amount” has the meaning set forth in Section 10.7.

“Closing” has the meaning set forth in Section 2.6.

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Statement” has the meaning set forth in Section 2.3(a).

“COBRA” means the provisions for the continuation of health care enacted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA, and the rules and regulations promulgated under the applicable provisions of the Code and ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts”, as used in Section 2.4(c), means the efforts which would be used by Purchaser in connection with comparable internal projects of similar nature, value and status, which in no event will be less than those generally used by a company of similar size and resources as Purchaser at the time such efforts are required, with respect to a product or potential product at a similar stage in its development or product life, all as measured by the facts and circumstances at the time such efforts are due.

“Companies” has the meaning set forth in the Background.

“Company Indemnified Party” has the meaning set forth in Section 7.5(a).

“Company Subsidiary” has the meaning set forth in Section 4.3(b).

“Confidentiality Agreement” means the Bilateral Confidential Disclosure Agreement dated as of July 31, 2020 by and between Purchaser and TNI.

“Contemplated Transactions” has the meaning set forth in the Background.

“Debt Commitment Letters” has the meaning set forth in Section 5.6(a).

“Debt Financing” has the meaning set forth in Section 5.6(a).

“Decrease Amount” has the meaning set forth in Section 2.3(d)(ii).

“Deductible” has the meaning set forth in Section 10.4(a).

“Direct Claim” has the meaning set forth in Section 10.7.

“Disclosure Schedule” means the disclosure schedule prepared by Seller attached to this Agreement, which sets forth the exceptions to the representations and warranties contained in Articles III and IV and certain other information called for by this Agreement.

“Disputed Item” has the meaning set forth in Section 2.5(a).

“Earnout Acceptance Notice” has the meaning set forth in Section 2.4(a).

“Earnout Payments” has the meaning set forth in Section 2.2(a).

“Earnout Period” means the First Earnout Period or the Second Earnout Period.

“Earnout Statement” has the meaning set forth in Section 2.4(a).

“Effective Time” has the meaning set forth in Section 2.6.

“Environmental Laws” means all Laws concerning occupational safety and health hazards, pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any materials, substances or wastes classified as hazardous under any such Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Statement” has the meaning set forth in Section 2.2(b).

“Estimated Net Working Capital” has the meaning set forth in Section 2.2(b).

“Estimated Purchase Price” has the meaning set forth in Section 2.2(c).

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Extra-Contractual Statement” has the meaning set forth in Section 5.7.

“Final Net Working Capital” means the Net Working Capital as finally determined pursuant to Section 2.3 and Section 2.5.

“Financial Statements” has the meaning set forth in Section 4.4(a).

“First Earnout Period” means the 180-day period commencing immediately following the Closing Date.

“full title guarantee” has the meaning set forth in the UK Law of Property (Miscellaneous Provisions) Act 1994 but on the basis that section 6(2) of the UK Law of Property (Miscellaneous Provisions) Act 1994 does not apply.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 4.1, Section 4.2, Section 4.3, Section 4.18, Section 5.1, Section 5.2 and Section 5.3.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Government Entity” means any (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature; (d) multi-national organization or body; or (e) Person exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or Taxing Authority or power of any nature.

“Guarantor Release” has the meaning set forth in Section 7.11.

“Income Tax” means U.S. federal income tax and any other income or franchise tax imposed on or measured by net income including, for UK purposes, corporation tax.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Increase Amount” has the meaning set forth in Section 2.3(d)(i).

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness for borrowed money, or with respect to deposits or advances of any kind, of such Person and its Subsidiaries; (b) all indebtedness of such Person or any of its Subsidiaries secured by any lien on any property of such Person or any of its Subsidiaries, whether or not the indebtedness secured has been assumed; (c) all capital leases, including, without limitation, all amounts representing the capitalization of rentals in accordance with GAAP; (d) all obligations of such Person and its Subsidiaries evidenced by bonds, debentures, notes, mortgages or similar instruments or securities; (e) all letters of credit or performance bonds issued for the account of such Person or any of its Subsidiaries (excluding (i) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business, (ii) standby letters of credit relating to workers’ compensation insurance and surety bonds, (iii) surety bonds and customs bonds and (iv) clearing house guarantees), (f) all liabilities or obligations of such Person under any interest rate, currency or commodity derivatives or hedging transactions or similar instruments and (g) all guarantees with respect to liabilities of a type described in any of clauses (a) through (f) above.

“Indemnified Liabilities” means (a) all liabilities for Indebtedness of the Acquired Companies prior to the Closing, to the extent not (i) paid at or prior to the Closing or (ii) intercompany debt solely between Acquired Companies; (b) all fees, costs, expenses and other amounts incurred or payable by or on behalf of the Acquired Companies or Seller in connection with their negotiation, preparation, execution and delivery of this Agreement, to the extent not (i) paid at or prior to the Closing or (ii) expressly included in the calculation of Final Net Working Capital; (c) all liabilities relating to any intercompany transfer or intercompany debt, or any forgiveness thereof, between Seller, on the one hand, and any Acquired Company, on the other hand; (d) in relation to the Austin Taylor Communications Limited (registered company number 00425286) Pension Scheme Number 1 only, and only to the extent such pension scheme still exists (in other words its liabilities have not been fully secured with an insurance company, or its liabilities have not been assumed, or are not in the process of being assumed, by the Pension Protection Fund and/or its trusts have not terminated), any contribution notice or financial support directions that is, or may be (in either case within no more than six (6) years following the Closing), issued to or threatened against Purchaser and/or any Acquired Company under the UK Pensions Act 2004; and (e) all liabilities arising from this Agreement or the Contemplated Transactions solely to the extent such liabilities relate to or arise from a proceeding, litigation, action, claim, complaint, investigation or other similar matter brought by or on behalf of any holder of equity securities of Seller (whether held beneficially or of record).

“Indemnified Party” means the party making a claim under Article X.

“Indemnifying Party” means the party against whom a claim is asserted under Article X and such party’s successors and assigns.

“Insurance Policies” has the meaning set forth in Section 4.14.

“Intellectual Property” means all of the following: (a) patents, patent applications and patent disclosures; (b) trademarks, service marks, corporate names, trade names, slogans, brand names, logos and internet domain names; (c) copyrights and copyrightable works; (d) registrations and applications for any of the foregoing; (e) trade secrets and inventions; and (f) computer software (including all source code and related documentation.

“Interim Period” has the meaning set forth in Section 6.1(a).

“Intervening Event” has the meaning set forth in Section 6.2(g).

“Intervening Event Notice Period” has the meaning set forth in Section 6.2(g).

“Knowledge” means, with respect to a Person, the actual knowledge, after reasonable inquiry, of such Person. Seller’s Knowledge means only the Knowledge of Anita Kumar, Roger Lacey and Mark Fandrich.

“Law” means any law, rule, regulation, judgment, injunction, order or decree of any Government Entity, as enacted or properly promulgated.

“Lenders” has the meaning set forth in Section 5.6(a).

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, or other encumbrance of any kind in respect of such asset.

“Loss” means, with respect to any Person, any liability, cost, damage, deficiency, penalty, fine, lien, fee, or other loss or expense, including court costs and reasonable attorneys’ fees and expenses, whether or not arising out of a third party claim, against or affecting such Person.

“Material Adverse Effect” means an event, fact, change, occurrence, effect, circumstance or development (1) that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the Business or condition (financial or otherwise) or results of operations of the Acquired Companies taken as a whole or (2) that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Contemplated Transactions; provided, however, that none of the following (either alone or in combination), shall be deemed to be a Material Adverse Effect or taken into account in determining whether there has been or will be a Material Adverse Effect: (a) any changes in general United States or global political, economic or market conditions, unless such changes have a materially disproportionate adverse effect on the Acquired Companies as compared to other participants in the industries in which the Acquired Companies operate; (b) any changes in conditions generally affecting the industry in which the Acquired Companies operate, unless such changes have a materially disproportionate adverse effect on the Acquired Companies as compared to other participants in the industries in which the Acquired Companies operate; (c) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), unless such changes have a materially disproportionate adverse effect on the Acquired Companies as compared to other participants in the industries in which the Acquired Companies operate; (d) any changes in Law or applicable accounting regulations or principles (including GAAP) or the enforcement, implementation or interpretation thereof; (e) acts of terrorism, war (whether or not declared), armed hostility, sabotage, national or international calamity, epidemics, pandemics, or orders, writs, injunctions, decrees or guidance of any Government Entity relating thereto, civil unrest, or escalations thereof, or natural disasters, or any material worsening of such conditions threatened or existing as of the date of this Agreement, including the COVID-19 pandemic, unless such changes, actions or events have a materially disproportionate adverse effect on the Acquired Companies; (f) the announcement, pendency, or consummation of the Contemplated Transactions, the announcement of the identity of Purchaser, or other communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Acquired Companies; (g) any failure by the Acquired Companies to meet any internal projections or forecasts; or (h) a party’s compliance with the terms of, or taking any action required by, this Agreement or any of the documents contemplated hereby.

“Material Contracts” has the meaning set forth in Section 4.15(a).

“MBCA” has the meaning set forth in the Background.

“Net Working Capital” means, as of the Effective Time, (a) the aggregate amount of the current assets of the Companies (excluding the UK Deposit Amount) minus (b) the aggregate amount of the current liabilities of the Companies, in each case as determined in accordance with the Net Working Capital Principles.

“Net Working Capital Principles” means the document attached hereto as Exhibit B, setting forth certain accounting-related principles, policies, procedures and methodologies to be used in connection with the calculation of the Net Working Capital in the Estimated Closing Statement and the Closing Statement.

“Net2Edge” means Net2Edge Limited, a company incorporated in England and Wales with registered number 02438435 and which is a UK Company Subsidiary.

“Notice of Disagreement” has the meaning set forth in Section 2.5(a).

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Patapsco Designs” means Patapsco Designs Limited, a company incorporated in England and Wales with registered number 09858549 and which is a UK Company Subsidiary.

“Permits” has the meaning set forth in Section 4.21.

“Permitted Liens” means (a) liens for Taxes, assessments and other governmental charges that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (b) liens under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business (c) easements, covenants, conditions and restrictions of record; (d) easements, covenants, conditions and restrictions not of record as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the Business, in any such case, that are not created or consented to in writing by Seller or any of its Affiliates; (e) any zoning or other governmentally established restrictions or encumbrances; (f) pledges or deposits to secure obligations under applicable Law related to workers or unemployment compensation or similar legislation or to secure public or statutory obligations; (g) mechanic’s, materialman’s, warehouse man’s, supplier’s, vendor’s or similar liens arising or incurred in the ordinary course of business securing amounts that are not overdue for a period of more than sixty (60) days or the amount or validity of which is being contested in good faith by appropriate proceedings; and (h) railroad trackage agreements, utility, slope and drainage easements, right of way easements and leases regarding signs.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, an estate, a labor union or a Government Entity.

“Post-Closing Tax Period” means any taxable year (or portion of any Straddle Period) other than the Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period of the Companies or any Company Subsidiary that ends on or before the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

“Preliminary Purchase Price” has the meaning set forth in Section 2.2(a).

“Preparing Party” has the meaning set forth in Section 7.6(a)(iii).

“Previously-owned Land and Buildings” has the meaning set forth in Section 4.11(c).

“Proxy Statement” means the proxy statement, together with any amendments or supplements thereto, to be filed with the SEC and sent to Seller’s shareholders in connection with the Seller Shareholders Meeting.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchased Securities” has the meaning set forth in the Background.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Indemnified Party” means Purchaser and its Affiliates (including, after the Closing, the Acquired Companies) and each of their respective officers, directors, equityholders, managers, members, employees, agents, representatives, affiliates, successors and assigns.

“Qualified Person” means any person making an unsolicited Acquisition Proposal that the Seller Board determines in good faith (after consultation with Seller’s outside counsel and financial advisors) is, or could reasonably be expected to lead to, a Superior Proposal, and (after consultation with Seller’s outside counsel) such Acquisition Proposal has not resulted from a breach by Seller of its obligations under Section 6.2(a).

“R&D Relief” means any relief in the form of a tax credit claimed pursuant to Section 1054 of the UK Corporation Tax Act 2009 arising as a result of any expenditure incurred (or otherwise accrued) by Net2Edge during the last accounting period ending on or before the Closing Date.

“Real Property” has the meaning set forth in Section 4.11(a).

“Real Property Leases” has the meaning set forth in Section 4.11(b).

“Recommendation Change Notice” has the meaning set forth in Section 6.2(c).

“Released Claim” has the meaning set forth in Section 7.9.

“Releasee” has the meaning set forth in Section 7.9.

“Releasor” has the meaning set forth in Section 7.9.

“Representatives” has the meaning set forth in Section 6.2(a).

“Resolution Period” has the meaning set forth in Section 2.5(b).

“Restricted Party” has the meaning set forth in Section 7.1.

“Restricted Period” has the meaning set forth in Section 7.1.

“Revenue” means all revenue (including, without limitation, all product, software and service revenue) recognized by Purchaser from the Business and calculated in accordance with GAAP, applied on a basis consistent with the then applicable accounting practices, policies and methodologies of Purchaser. For purposes of this definition, “Business” shall include, in addition to the definition of “Business” otherwise contained herein, (i) all products that are either in development by the Acquired Companies as of the Closing or subsequently developed by the Business after the Closing, but which were on the roadmap of the Business and under development on or prior to the date hereof and (ii) all products that are substantially similar to or readily derivative of (A) a product manufactured or marketed by the Acquired Companies on or prior to the date hereof or (B) a product contemplated by clause (i); notwithstanding the foregoing, “Revenue” and the term “Business” provided in this definition, shall not include any revenue recognized from products, software or services of Purchaser that are currently sold or offered for sale by Purchaser or are being developed by Purchaser as of the date of this Agreement.

“Reviewing Party” has the meaning set forth in Section 7.6(a)(iii).

“SEC” has the meaning set forth in Section 3.6.

“SEC Reports” has the meaning set forth in Section 3.6.

“Second Earnout Period” means the 180-day period commencing immediately following the expiration of the First Earnout Period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Preamble.

“Seller Board” has the meaning set forth in the Background.

“Seller Board Recommendation” has the meaning set forth in Section 4.1.

“Seller Board Recommendation Change” has the meaning set forth in Section 6.2(b)(i).

“Seller Indemnified Party” means Seller and its Affiliates and each of their respective officers, directors, equityholders, managers, members, employees, agents, representatives, affiliates, successors and assigns.

“Seller Shareholder Approval” has the meaning set forth in Section 8.1(a).

“Seller Shareholders Meeting” means the special meeting of the shareholders of Seller to be held to consider the approval of this Agreement and the Contemplated Transactions.

“Seller Stock Awards” has the meaning set forth in Section 7.10.

“Straddle Period” means any period for Taxes beginning before and ending after the Closing Date.

“Subsidiary”, when used with respect to any Person, means another Person, in which such first Person (a) owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest or (b) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal that was first received after the date hereof that is (a) on terms which the Seller Board determines in its good faith judgment to be more favorable to the holders of Seller’s capital stock from a financial point of view than the Contemplated Transactions (after consultation with Seller’s outside legal counsel and financial advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, certainty of closing and regulatory filings, as well as any written offer by

Purchaser to amend the terms of this Agreement) that the Seller Board determines to be relevant, (b) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (c) is reasonably capable of being completed on the terms proposed without unreasonable delay and (d) includes termination rights no less favorable than the terms set forth in this Agreement, and in all respects from a third party capable of performing such terms.

“Target Net Working Capital” means $11,500,000.

“Tax” or “Taxes” means any federal, state, local or foreign income, corporation, gross receipts, capital stock, franchise, profits, payroll, employment, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, license, occupation, sales, use, transfer, registration, value added, alternative minimum, estimated or other tax imposed by a Government Entity, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, computation, report, information return or other document relating to Taxes required to be filed with a Government Entity.

“Taxing Authority” means any Government Entity responsible for the administration or imposition of any Tax.

“Termination Fee” has the meaning set forth in Section 9.2(a).

“Third Party Claim” has the meaning set forth in Section 10.6(a).

“TN EMEA” means Transition Networks EMEA Limited, a company incorporated in England and Wales with registered number 09844063 and which is a UK Company Subsidiary.

“TN Europe” has the meaning set forth in the Background.

“TN Europe Share” has the meaning set forth in the Background.

“TNI” has the meaning set forth in the Background.

“TNI Shares” has the meaning set forth in the Background.

“TNI Transferred Personnel” has the meaning set forth in Section 7.2(a).

“Transaction Documents” means this Agreement, the Transition Services Agreement and any other document expressly contemplated by this Agreement.

“Transfer Tax” has the meaning set forth in Section 7.6(f).

“Transferred Employees” has the meaning set forth in Section 7.2(a).

“Transition Services Agreement” means the Transition Services Agreement to be entered into at the Closing by and between Purchaser and Seller substantially in the form attached hereto as Exhibit C, with such changes as may be mutually agreed to by Purchaser and Seller prior to the Closing.

“UK Benefit Plan” means any material employee benefit plan, program or arrangement that Net2Edge or Seller (solely to the extent offered by Seller to employees of Net2Edge), as applicable, maintains or contributes to for the benefit of any employee or former employee (or their beneficiaries) of Net2Edge.

“UK Deposit Amount” means $27,566.

“UK Employees” has the meaning set forth in Section 7.2(a)

“UK Lease” means the Lease dated July 20, 2016 in respect of the premises at Kulite House, Stroudley Road, Basingstoke RU24 8UG, UK.

“UK Company Subsidiaries” means together Net2Edge, Patapsco Designs and TN EMEA, each being a “UK Company Subsidiary”.

“UK Reimbursement Amount” means $400,000.

“Unresolved Item” has the meaning set forth in Section 2.5(c)(i).

“VATA” has the meaning set forth in Section 4.8(u).

“Wells Debt” means that certain Credit Agreement dated August 28, 2020 by and between Seller and Wells Fargo Bank, National Association, as amended, and all other agreements contemplated thereby or relating thereto, including that certain Amended Security Account Agreement dated August 28, 2020 by and between Seller and Wells Fargo Bank, National Association, and that certain Revolving Line of Credit Note dated August 28, 2020 in the amount of $5.0 million from Seller to Wells Fargo Bank, National Association.

“Withheld Amount” has the meaning set forth in Section 10.8(b).

EXHIBIT B

Net Working Capital Principles

The Estimated Net Working Capital and the Final Net Working Capital shall be (1) calculated using the below general ledger account numbers with balances, (2) prepared in accordance with GAAP, as applied by Seller in preparation of its financial statements and (3) calculated in accordance with the definition of Net Working Capital contained in the Securities Purchase Agreement, dated as of April 28, 2021 (the “Purchase Agreement”), by and between Purchaser and Seller. All capitalized terms that are used but not defined in this Exhibit B shall have the meanings given to them in the Purchase Agreement.

Transition Networks, Inc.

Account No. Account Description

1100       AR-Trade

1110       AR-Other

1145       Doubtful Trade Receivable

1150       Allowance for Doubtful Accounts

Above accounts represent accounts receivable accounts per the balance sheet classification

1200       Prepaid Expenses

1210       Prepaid Insurance

1220       Prepaid Trade Show Expenses

1225       Marketing Inventory

1230       Deposits to Supplier

1355       Inventory Reserve for Returns

Above accounts represent other current asset accounts per the balance sheet classification

1300       Inventory-RM

1310       Inventory-WIP

1320       Inventory-WIP at Sub Contractor

1325       Inventory in Transit

1326       Inventory in Transit (Other)

1330       Inventory in Transit-contra account

1335       Inventory-FG

1350       Inventory Reserve for Obsolete

1391       Labor & Overhead Allocation

Above accounts represent inventory accounts per the balance sheet classification

1160       Allowance for Returns

2000       AP-Trade

2010       AP-Other

2020       Return to Supplier

2035       Customer Payment in Advance

2040       AP-Received Uninvoiced - Material

B-1

2041       AP-Received Uninvoiced - Non-Material

2200       Accrued Co-op

2210       Accrued Warranty

2233       Royalties Payable

2240       Deferred Revenue

2270       VAT Payable

Above accounts represent other current liabilities accounts per the balance sheet classification and excludes accrued compensation liabilities

Net2Edge Limited

Account No. Account Description

1600       Stock

1601       Obsolete stock provision

1603       STI CM stock

1712       Kulite Recharge account

1720       Prepayments

Above accounts represent current assets per the balance sheet classification

2100       Purchase Ledger Control

2150       Accruals

2300       VAT Account

2301       C&E DEFERRED DUTY

2310       Payroll Taxes Due

2313       LotteryAccount

2350       Employers Pension Cont.

2353       Employees contributions Scottish Widows

Above accounts represent current liabilities per the balance sheet classification

B-2

EXHIBIT C

Transition Services Agreement

 C-1